HANGER ORTHOPEDIC GROUP, INC. ANNUAL REPORT 2003


365

Changing *lives*

How our business strategies

deliver benefits to

patients *and* shareholders.

Mission Statement

To provide our patients with the best value and most advanced clinically excellent O&P services, in a timely, pleasant and professional manner, while maintaining a rewarding atmosphere for our associates and investors.

Cover:
Photograph of Aron Ralston
Courtesy of Malcolm Daly

COMPANY PROFILE

Hanger Orthopedic Group, Inc., headquartered in Bethesda, Maryland, is the world's premier provider of orthotic and prosthetic patient care services. Orthotics is the custom design, fabrication and fitting of braces and supports for the treatment of musculoskeletal conditions. Prosthetics is the custom design, fabrication and fitting of artificial limbs. Hanger also offers other services and products such as post-mastectomy care and specialty footwear.

Hanger is the O&P market leader in the United States, owning and operating nearly 600 patient care centers in 44 states and the District of Columbia, with over 3,000 employees, including approximately 950 revenue-generating practitioners. Hanger is organized into two business segments: Patient Care which consists of nationwide orthotic and prosthetic practice centers, and Southern Prosthetic Supply (SPS) which consists of distribution centers managing the supply chain of orthotic and prosthetic componentry to Hanger and third-party patient care centers. In addition, Hanger operates the largest orthotic and prosthetic managed care network in the country.

Areas of Operation


Corporate Headquarters
● SPS Locations
Patient Care Centers
20 or more
11 to 20
6 to 10
1 to 5

CHAIRMAN'S LETTER



Dear Fellow Shareholders,

This past year was a challenge from a reimbursement standpoint with federal, state, and private entities taking actions to reduce their spending due to budget constraints. We saw the passage of the "Medicare Prescription Drug Improvement and Modernization Act of 2003," which froze all reimbursement increases for three years. Many states reduced or terminated coverage for their constituents, some private payers became more aggressive in negotiating contracts, and some patients delayed obtaining new or replacement orthoses and prostheses due to their financial situation. At the same time, the cost of doing business continued to escalate as a result of increased regulation with the implementation of the new patient information compliance requirements (HIPAA) and new corporate governance rules.

Despite these challenges, we advanced the initiatives I outlined last year and achieved record sales of \$547.9 million and operating cash flow of \$57.1 million. The sales led to \$16.2 million in net income, even after a \$20.1 million tender fee paid in connection with the refinancing of our 11.25% subordinated notes. This refinancing provided better flexibility in using our free cash, while reducing our interest expense. We also purchased about forty percent of our outstanding convertible preferred shares, thereby reducing our dividend costs and the number of diluted shares.

Many of the events mentioned above result in price being the primary criterion in deciding who is the appropriate provider of O&P care. In order to be proactive in addressing this threat, we have adopted an action plan that will produce the results necessary to achieve improved levels of sales, profitability and shareholder value. We do understand the changing landscape of the O&P industry and we are pressing forward on a series of programs outlined below, which will both promote and improve the clinical excellence of our practitioners.

We have made significant progress in our continuous improvement areas to streamline and simplify our operations for our patients as well as our practitioners. During 2003, we started the roll-out of Hanger's exclusive Insignia™ laser scanning and production process, and our new O/P/S billing and collection software system. At year end, we had almost 100 practitioners trained on and using Insignia™ and O/P/S was installed in almost one-third of our patient care centers. The benefits of these improvements will exceed those originally envisioned by positively impacting our ability to generate increased sales and providing better operational information through the new common billing platform.

Generation of new sales is a priority. We have reorganized our contracting and marketing efforts with the goal of identifying opportunities where Hanger's unique scale, scope and capabilities can add value to a referral source, thus making us the preferred provider on a basis other than low cost. Our personnel have been trained and are pursuing local and national situations where we can demonstrate a shared success. Preliminary results are very encouraging. For example, we have established a managed care organization subsidiary, Linkia LLC, through which we will seek to establish national contracts with healthcare insurance companies to deliver quality O&P services to their entire covered life membership.

Also, we are working with inventors, developers, suppliers, and our employees to identify creative ideas and bring new technology to the market, with the goal of providing superior outcomes for our patients. When possible, Hanger will have an exclusive arrangement to use and/or distribute these products to the O&P industry.

We have a commitment to develop our people and to train the next generation of Hanger leaders. This is a two-pronged approach stressing education and the Hanger values of:

- Integrity
- Clinical and Operational Excellence
- Unsurpassed Customer Satisfaction
- Flexible and Entrepreneurial Operations
- Creativity and Innovation
- Shared Success

To accomplish the goal of developing our employees, we utilize a combination of classroom, lectures, web-based and distance learning formats. The objective is simple, to provide the best leadership, clinical procedures, job skills and practice management training possible.

We are also adding to our existing employee pool by recruiting through the international marketplace and our Residency Program. We are achieving success in both areas, which ensures the key personnel necessary are in place.

I would like to welcome those fine O&P businesses that have joined the Hanger family in the past year; NWPO Associates, Inc., Northern Virginia O&P Inc., Advanced Bio-Mechanics, Inc., Orthomedics-Voner, Advanced Prosthetic Services, Inc., ADL Orthothic & Prosthetic Service, Inc., Rehab Designs of America Corporation, and The Brace Shop Prosthetic Orthotic Centers, Inc. We look forward to their contribution to our growth.

Finally, I would also like to recognize the distinguished service and wise advice contributed to our Board by Mitchell J. Blutt, M.D., M.B.A. since 1989 and Risa J. Lavizzo-Mourey, M.D., M.B.A. since 1998. Mitchell has decided not to stand for reelection as a Director as a consequence of J.P. Morgan Partners' exit from their investment in Hanger. Risa resigned from the Board after being appointed to the position of President and CEO of the Robert Wood Johnson Foundation, which requires that she devote her full energy to that institution. We will miss both of them, but we wish them well in their new endeavors. Cynthia L. Feldmann, who brings a rich background in accounting and consulting, was appointed to fill the vacancy created by Risa's resignation.

In closing, I would like to thank all our shareholders for their support, our patients for their trust, our employees and their families for their dedication, and the members of our expanded medical and supplier communities for their continued confidence in us.

Sincerely,



Ivan R. Sabel
Chairman of the Board and
Chief Executive Officer


NATIONAL SECURITY COUNCIL
SITUATION ROOM

Defining

HOW OUR SHARED KNOWLEDGE CREATES CLINICAL EXCELLENCE.

Hanger Orthopedic Group, Inc. takes pride in its 140 year history of clinical excellence. We are building on this outstanding foundation to create an even brighter future. One factor that keeps Hanger at the forefront of the O&P industry is the proactive approach we take to obtaining, retaining, and developing our people. As a business of people helping people, our skilled and talented employees enable us to differentiate ourselves from the competition. By sustaining high levels of capability and performance, we set the standard of excellence on local, national and even worldwide levels.

Dramatic Outcomes from Superior Knowledge. Hope Harrison, Ph.D., (photo on opposite page) Assistant Professor of History and International Affairs at The George Washington University, came to Hanger after hearing about the expertise of Kevin Carroll, MS, CP, FAAOP. She had this to say..."Kevin's meticulousness and persistence in working with me on a new socket has had the wonderful result that I am finally comfortable in the socket. That means I have much more energy to live my life, instead of being in pain and restricting my activities."

All of our practitioners have access to world renowned clinicians like Kevin through Patient Evaluation



Our educational enhancement programs such as e-Versity *and* ConnectAbility *offer on-line learning opportunities.* e-Versity *provides information and training on compliance, clinical and HIPAA subjects.* ConnectAbility, *a new development initiative, will build competencies in different computer programs and applications, thereby enabling our employees to accomplish their activities more effectively and efficiently.*

Clinics (PEC), educational programs, and chat rooms on our Intranet. With the present expertise and the new talent to come, we encourage the sharing of knowledge. Having access to experts in unique areas of specialty gives our practitioner and their patient unmatched clinical resources.

By continually raising the bar of clinical proficiency, Hanger will remain the leader in offering the best orthotic and prosthetic care.

Recruitment and Retention To Intensify Our Knowledge Base. To achieve Hanger's goal of building a vast source of expertise we employ three separate approaches; our Residency Program, international recruitment, and ongoing employee development and feedback.

Our Residency Program helps us achieve our goal of continually developing the next generation of industry leading clinicians. This effort begins by interviewing graduates from the many schools where we have defined relationships. We offer some of them the opportunity to join the Hanger Residency Program at one of more than 50 locations, where they acquire valuable clinical skills and experience. Being involved from the early stages of training through residency gives Hanger the opportunity to identify the top O&P recruits.

Also, Hanger canvases the globe for established, highest caliber practitioners to fill open staff positions throughout the country. All of the Hanger practitioners continuously develop their skills and proficiency through Continued Education Units (CEUs), Distance Learning (to expand title), and Hanger developmental programs.

Retaining these talented people is critical as well. We realize the rewards of honoring personnel, not just from the standpoint of saving recruiting and training dollars, but by preserving and enhancing the relationships that develop between colleagues, referral sources and patients. The constancy and tenure of these relationships are responsible for a large part of Hanger's success.

How we improve the company's operations and improve patients' lives.

Continually improving business processes is one of the many ways we add value to our stakeholders.

Advanced Technology Improves Patient Experience. For years, the fitting and fabrication of an orthotic or prosthetic device has been a time-consuming, messy plaster casting process. We have developed an alternative to this process with an exclusive Hanger innovation called Insignia™. This improvement utilizes a three-dimensional laser scanner, a motion-tracking device and a wand-based camera, which combine to permit the proprietary Computer Aided Design (CAD) software to capture the targeted surface and clinical landmarks of the patient. This information becomes a permanent record for payers, doctors, etc., and is transmitted to a Computer Aided Manufacturing (CAM) carver. This innovation brings many benefits to patient care, including improved accuracy, a permanent patient record to track physiological changes, and time savings. As is shown in this section's main photo, the improvement in care versus traditional plaster casting is particularly noticeable for even our littlest patients.



Providing simple and efficient patient-service processes such as: scheduling, insurance verification, billing and payment, is one part of providing a quality experience for our patients. Our new Orthotics/Prosthetics/System (OPS) enables our administrators to handle patient services with speed and accuracy, resulting in better customer service and a more productive workforce.

Improved Communications are Crucial to Our Success. Communications are essential to the success of any organization. We have dramatically enhanced our Web site by upgrading the content and improving access. One of the key changes was making it *interactive,* permitting dialogue between health care professionals, patients, care givers and our internal experts.

Internally, we've expanded our messaging tools with a variety of e-communication vehicles. A weekly newsletter entitled, *"Hanger All,"* reaches every practice and employee with vital current events and information, instilling a sense of connection throughout our network of locations. Through the expansion of our Intranet, we have added connections to every support department such as, Real Estate links for lease and renovation management, Marketing links for collateral materials and promotional events schedules, and Human Resources links for benefits and payroll administration. Everything a Hanger patient care center needs is at their fingertips to support their efforts to provide the very best clinical care and customer service to our patients.

Putting the Customer First. We not only collaborate with our doctors, allied health professionals, payers, and facilities to provide a coordinated approach to patient care, we also seek opportunities to support these important referral source customers with customized education and awareness programs to help them facilitate the patient's access to O&P care. Hanger's business development team focuses on understanding our referral source customers so we can offer them programs and services that are tailored to their unique needs. So, in addition to confirming our referral sources' faith in us one satisfied patient at a time, we provide them unmatched ongoing resources, education and support.

Simplifying Operations. Another way Hanger is leveraging technology to improve processes is through the Inventory Management System (IMS). Our patient care centers must account for stock that lists as many as 266,000 different types of components and products. Using standard MS computer programs, we greatly simplified the annual inventory process.



Enhancing *processes*


Assuring

How our team approach supports long-term commitment to our patients.

Relationships are built on trust. We earn our customers' trust by meeting or exceeding their needs. While we use the term "customer" to describe our relationships with physicians, allied health professionals, facilities and payers, it is of course, the patients' needs that are the focus of our collective efforts.

The Team Approach. We begin building relationships with the business development manager, who reaches out to doctors, allied health professionals, facilities and payers to assess their satisfaction with current levels of O&P care being given to their patients as well as the support, service and ongoing education being offered by the current O&P provider. Once a connection is made, the relationship flourishes between the practitioner and the referral source, working together for the sake of the patient. Working as a team and discussing the best method of treatment for the patient, as illustrated in the large photo (opposite page), helps to build confidence between the health care professionals and earn the trust of the patient that they are getting the best care possible.

The rapport strengthens as the Hanger practitioner shares O&P knowledge and collaborates with the referral source to assure successful outcomes for all of their patients. In this regard, the Hanger professional



Connor's special bond with his Hanger practitioner has promising long-term benefits. "I've seen him reach milestones from limb deficiency, to crawling, to pulling himself up to stand, and now to walking independently," says Phil Conley, CP. His family has trust in Hanger, and Connor will be encouraged to attempt physical activities. In fact, he is already kicking a ball.

wears many faces as researcher, educator, and partner in the health care community, and helps confirm for the referral source that their patients are getting unsurpassed clinical care.

Building Trust. "Assuring relationships" is a part of the everyday function of the Hanger practitioner. Phil Conley, CP, from Hanger's Downey, Calif., patient care center, met Connor Karow (shown above) when he was only seven months old and born without his right leg. Where others may have waited until Conner was older, he took an aggressive approach to immediately initiate treatment. Conley instantly contacted Connor's doctor to authorize a prosthetic fitting, assured the case manager that it was the right time to begin treatment, connected Conner to a physical therapist to complete the rehabilitation regimen, and finally, and most importantly, he spent time with Conner and his parents to get them comfortable knowing that Conner was in the hands of a caring and capable health-care professional.

SPS Expanding Relationships. There are other critical Hanger team members behind the practitioner that contribute to our success. Southern Prosthetic Supply, Inc. (SPS), Hanger's distribution partner, plays an important role in assuring relationships by living their motto, "Deliver the highest quality products at the lowest possible cost." Maintaining that promise results in trust and a reputation that builds strong relationships. Ron May, President and Chief Operating Officer of SPS, is united with Hanger's efforts and sees the understated value of their role within the team approach. In his words, "Today's clinician needs quality products, at competitive pricing, with delivery systems that meet their patients' needs. SPS continues to differentiate itself from its competition through technology, proprietary product offerings, education, and plain old unmatched personal customer service."

How we differentiate ourselves from the competition.

Never satisfied with current orthotic and prosthetic treatments, devices, applications, or the patient experience itself, Hanger constantly searches for ways to enhance patient care. We are differentiating ourselves from the competition with our passion to innovate and improve upon today's standards, and ultimately provide patients an even greater quality of life.

Exciting Clinical Applications in Orthotics. *Myo-orthotics* technology by Hanger offers a new and exciting clinical application for the treatment of patients suffering from muscle weakness and/or paralysis secondary to injury or disorders of the central nervous system. This innovative technology consists of an external device that employs patterned electrical stimulation of nerves to help patients increase strength and regain a more natural gait (walking) pattern. We are proud to be an early developer of this technology and plan to make it available to our patients.

We also offer another breakthrough in orthotics that benefits the patient, whether in motion or at rest. Stance Control Orthotics is an innovation that provides better outcomes for patients suffering unilateral or bilateral paralysis, trauma, polio, MS, stroke, or Muscular Dystrophy. These devices are lighter and more comfortable than traditional orthotic components and offer more stability when standing, greater flexibility when moving, reduced gait deviations, and decreased energy expenditure.


kiwi comfort
kiwi comfort

A recent invention by Hanger clinicians, the Kiwi Comfort Protector, *derived its name from the flightless Kiwi bird that is dependent on its legs and feet for mobility. This patent-pending clinical procedure provides relief and protection, while enhancing wound healing of the early post-operative amputee.*

The procedure is supported by an extensive certification program, and is expected to become a national program during 2004.

Advancements in Prosthetics. One of the latest advancements in prosthetics is the use of Carbon Fiber Technology. Developed years ago by the military and used in the aviation industry, we are finding this material has much to offer O&P. By exploring new ways to utilize the properties of carbon fiber, we have been able to create prosthetic frames that are extremely dynamic, and allow a more controllable socket system for the patient. Hanger's unique method of strategically placing openings into the carbon fiber frame creates a support around the socket. This allows the muscles to contract and expand naturally, giving the patient better circulation and strength. Because of this exclusive design method, Hanger has been successful in introducing physiological flexibility in a normally rigid system. The result of the combination of the design with this lighter, thinner, and more responsive material reduces traumatic forces and friction on the residual limb. The benefit is a greater level of comfort, allowing patients to run faster, walk longer, and bring their functionality to new heights.

The Hanger Complete System still remains at the forefront of prosthetic advancements. By pairing two revolutionary prosthetic developments, the computerized knee with the ComfortFlex™ Socket, the system allows the patient to experience greater comfort and freedom. The knee component is a microprocessor-controlled hydraulic knee with swing and stance phase control. The socket has unique features that include contoured, anatomically designed channels and grooves to accommodate various muscle, bone, tendon, vascular and nerve areas. The flexibility of the socket provides a more intimate fit, resulting in better movement control and stability.


Applying
innovation



Management. Clockwise from top left: Brian Wheeler, Vice President, Human Resources; Edward Mitzel, Vice President and Chief Information Officer; Mike Murphy, Vice President, Marketing and Business Development; Rick Taylor, President and Chief Operating Officer, Hanger Prosthetics & Orthotics, Inc.; Ron May, President and Chief Operating Officer, Southern Prosthetic Supply, Inc.; Tom Kirk, President and Chief Operating Officer, Hanger Orthopedic Group, Inc.; Ivan Sabel, Chairman of the Board and Chief Executive Officer; and George McHenry, Executive Vice President and Chief Financial Officer

BOARD OF DIRECTORS



Ivan R. Sabel, CPO
Chairman of the Board and
Chief Executive Officer,
Hanger Orthopedic Group, Inc.



Edmond E. Charrette, M.D.
Chairman, Health Resources
Corporation; General Partner,
Ascendant Healthcare International;
President, Latin Healthcare
Investment Management Co., LLC



Thomas P. Cooper, M.D.
Chief Executive Officer,
VeriCare Management, Inc.;
Adjunct Professor,
Columbia University School



Cynthia L. Feldmann
Life Sciences Business
Development Officer,
Palmer & Dodge LLP



Eric Green
Senior Partner,
Friedberg Milstein



Thomas F. Kirk, Ph.D.
President and
Chief Operating Officer,
Hanger Orthopedic Group, Inc.



C. Raymond Larkin, Jr.
Chairman and
Chief Executive Officer,
Eunoe, Inc.



H.E. Thranhardt, CPO
Former President and
Chief Executive Officer,
J.E. Hanger of Georgia, Inc.

FINANCIAL RESULTS

SELECTED FINANCIAL DATA

Statement of Operations Data:

Year Ended December 31, (In thousands, except per share data)	2003	2002	2001	2000	1999
Net sales	$ 547,903	$ 525,534	$ 508,053	$ 486,031	$ 346,826
Cost of goods sold (exclusive of depreciation and amortization)	258,383	247,068	245,269	255,861	172,621
Gross profit	289,520	278,466	262,784	230,170	174,205
Selling, general and administrative	194,473	184,072	178,571	172,899	110,450
Depreciation and amortization	10,690	9,892	11,613	10,303	6,100
Amortization of excess cost over net assets acquired[1]	—	—	13,073	13,025	7,958
Other charges[2]	(213)	1,860	24,438	2,364	6,340
Income from operations	84,570	82,642	35,089	31,579	43,357
Interest expense, net	36,278	38,314	43,065	47,072	22,177
Extinguishment of debt[3]	20,082	4,686	—	—	—
Income (loss) before taxes	28,210	39,642	(7,976)	(15,493)	21,180
Provision (benefit) for income taxes	11,971	16,072	907	(1,497)	10,194
Net income (loss)	16,239	23,570	(8,883)	(13,996)	10,986
Preferred stock dividend and accretion	5,342	5,202	4,858	4,538	2,155
Premium paid and loss on redemption of preferred stock[4]	2,120	—	—	—	—
Net income (loss) applicable to common stock	$ 8,777	$ 18,368	$ (13,741)	$ (18,534)	$ 8,831
Basic Per Common Share Data					
Net income (loss)	$ 0.42	$ 0.94	$ (0.73)	$ (0.98)	$ 0.47
Shares used to compute basic per common share amounts	20,813	19,535	18,920	18,910	18,855
Diluted Per Common Share Data[5]					
Net income (loss)	$ 0.39	$ 0.86	$ (0.73)	$ (0.98)	$ 0.44
Shares used to compute diluted per common share amounts	22,234	21,457	18,920	18,910	20,005

[1] We discontinued amortization related to goodwill and other indefinite-lived intangible assets commencing January 1, 2002 pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

[2] The 2003 results reflect the write-off of $0.2 million of restructuring accruals on lease payments that were renegotiated. The 2002 results include payments made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years and a non-cash charge related to the write-off of abandoned leaseholds of $1.3 million and $0.6 million, respectively. The 2001 results include impairment, restructuring, and improvement costs of $24.4 million, comprised of: (i) a non-cash charge of approximately $4.8 million related to stock compensation to JA&A for services rendered; (ii) restructuring charges of $3.7 million recorded in the second quarter of 2001 principally related to severance and lease termination expenses; (iii) an asset impairment loss of approximately $8.1 million incurred in connection with the October 9, 2001 sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc. ("SOGI"); and (iv) approximately $7.8 million of other charges primarily comprised of fees paid to JA&A in connection with development of our performance improvement plan. The 2000 and 1999 results include integration and restructuring costs of $2.4 million and $6.3 million, respectively, incurred in connection with the purchase of NovaCare O&P.

[3] The 2003 charge of $20.1 million relates to the tender offer for the purchase of the Senior Subordinated Notes. The 2002 charge of $4.7 million represented the write-off of debt issuance costs as a result of extinguishing $228.4 million of bank debt in connection with the issuance of 10 3/8% Senior Notes with a principal amount of $200.0 million due 2009 and the establishment of a $75.0 million senior secured revolving line of credit.

[4] The 2003 amount corresponds to the repurchase of 22,119 shares of Redeemable Convertible Preferred Stock.

[5] Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into Common Stock as it is considered anti-dilutive. For 2001 and 2000, excludes the effect of all dilutive options and warrants as a result of our net loss for the years ended December 31, 2001 and 2000.

Balance Sheet Data:

December 31, (In thousands)	2003	2002	2001	2000	1999
Cash and cash equivalents	$ 15,363	$ 6,566	$ 10,043	$ 20,669	$ 5,735
Working capital	143,289	126,668	109,216	133,690	118,428
Total assets	740,364	712,226	699,907	761,818	750,081
Total debt	409,436	383,282	397,827	460,433	451,617
Redeemable convertible preferred stock	51,463	75,941	70,739	65,881	61,343
Shareholders' equity	180,091	167,667	145,674	154,380	172,914

Other Financial Data:

Year Ended December 31, (In thousands)	2003	2002	2001	2000	1999
Capital expenditures	$ 17,932	$ 9,112	$ 6,697	$ 9,845	$ 12,598
Gross margin	52.8%	53.0%	51.7%	47.4%	50.2%
Net cash provided by (used in):					
Operating activities	$ 57,097	$ 47,534	$ 51,166	$ 3,607	$ (224)
Investing activities	(27,477)	(18,012)	1,105	4,624	(444,995)
Financing activities	(20,823)	(32,999)	(62,897)	6,703	441,271

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following is a discussion of our results of operations and financial position for the periods described below. This discussion should be read in conjunction with the Consolidated Financial Statements included in this report. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. Our actual results may differ materially from those indicated forward-looking statements.

We are the largest operator and developer of orthotic and prosthetic ("O&P") patient-care centers in the United States. Orthotics is the design, fabrication, fitting and device maintenance of custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to treat musculoskeletal disorders. Musculoskeletal disorders are ailments of the back, extremities or joints caused by traumatic injuries, chronic conditions, diseases, congenital disorders or injuries resulting from sports or other activities. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs for patients who have lost limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. We have two segments; the patient-care services segment, which generated approximately 93.6% of our net sales in 2003; and the distribution of O&P components segment, which accounted for 6.4% of our net sales. Our operations are located in 44 states and the District of Columbia, with a substantial presence in California, Florida, Georgia, Illinois, New York, Ohio, Pennsylvania and Texas.

Patient Care

We generate sales primarily from patient-care services related to the fabrication, fitting and maintenance of O&P devices. Same-center sales growth represents the aggregate increase or decrease of our patient-care centers' sales in the current year compared to the preceding year. Patient-care centers that have been owned by the Company for at least one full year are included in the computation. During 2003, same-center sales increased by 1.6% over 2002. Our net sales growth in 2002 was also principally driven by 4.6% same-center sales growth. During 2003, we acquired five additional O&P companies operating a total of 19 facilities. We operated 585 and 583 patient-care centers at December 31, 2003 and 2002, respectively, and three distribution facilities at both December 31, 2003 and 2002.

Our revenues and results of operations are affected by seasonal considerations. The adverse weather conditions often experienced in certain geographical areas of the United States during the first quarter of each year, together with a greater degree of patients' sole responsibility for their insurance deductible payment obligations during the beginning of each calendar year, have generally contributed to lower net sales in the first quarter.

In our patient-care segment, we calculate cost of goods sold in accordance with the gross profit method. We base the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold. Estimated cost of goods sold is adjusted in the fourth quarter after the annual physical inventory is taken and compiled and a new accrual rate is established.

We believe that the expansion of our business through a combination of continued same-center sales growth, which has averaged 4.3% over the last three years, the addition of new facilities and a program of selective acquisitions is critical to the continued improvement in our profitability.

Distribution

Southern Prosthetic Supply, Inc. ("SPS"), our distribution segment, is the largest distributor of O&P devices in the United States. SPS had net sales of $96.1 million in 2003 with $60.8 million, or 63.3%, of total net sales made to our patient-care centers, and $35.3 million, or 36.7%, made to our competitors.

SPS has three distribution centers strategically located in the United States. SPS is able to fill virtually any order within 48 hours of receipt. The ability to quickly fill orders allows us to maintain much lower levels of inventory in our patient-care centers.

Results and Outlook

Net income did not meet management's expectations in 2003 due principally to disappointing sales growth in our patient-care centers. However, for the third consecutive year, we generated in excess of $45.0 million in cash flows from operations and had available over $30.0 million to pay down debt. We also completed two finance transactions in the fourth quarter of 2003 that we expect will reduce interest expense and accreted dividends on our Redeemable Convertible Preferred Stock, and increase earnings per share in 2004.

Looking ahead, we expect to complete a major infrastructure project by the third quarter of 2004 with the rollout of our new billing system, O/P/S. We also will continue to roll out our new Insignia™ scanning system, which we believe will improve operations in our patient-care centers.

We expect our continued investment in marketing, both in local sales force and in personnel and systems to support national contracts, will enable us to increase our market share in 2004.

Critical Accounting Estimates

Our analysis and discussion of our financial condition and results of operations is based upon our Consolidated Financial Statements that have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. U.S. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We have chosen accounting policies within U.S. GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note B to the Consolidated Financial Statements as presented elsewhere in this Annual Report on Form 10-K. We believe the following accounting policies are critical to understanding the results of operations and affect the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

- ***Revenue Recognition:*** Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient provided that (i) there are no uncertainties regarding customer acceptance; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed and determinable; and (iv) collectibility is deemed probable. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual adjustments and discounts. Subsequent to billing for our devices and services, disallowed sales may result if there are problems with pre-authorization or with other insurance coverage issues with third party payors. If these problems occur, they are recognized as reductions to sales. Revenue may be uncollectible, even if properly pre-authorized and billed. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Deferred revenue represents both deposits made prior to the final fitting and acceptance by the patient and prepaid tuition and fees received from students enrolled in our practitioner education program.

  In the cases when valid revenue cannot be collected, a bad debt expense is recognized. In addition to the actual bad debt expense encountered during collection activities, we estimate the amount of potential bad debt expense that may occur in the future. This estimate is based upon our historical experience as well as a detailed review of our receivable balances.

- ***Inventories:*** Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. At our patient-care centers segment, we calculate cost of goods sold in accordance with the gross profit method. We base the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods. Estimated cost of goods sold during the period is adjusted when the annual physical inventory is taken. We treat these adjustments as changes in accounting estimates in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 20, *Accounting Changes*. In 2003 and 2002, unfavorable and favorable adjustments, respectively, were made in the fourth quarter as a result of completing the physical inventory. At our distribution segment, a perpetual inventory is maintained. Management adjusts our reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling costs are included in cost of goods sold.

- ***Intangible Assets:*** Excess cost over net assets acquired ("Goodwill") represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses. We assess Goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, annually. Any impairment would be recognized by a charge to operating results and a reduction in the carrying value of the intangible asset. We completed the annual impairment test as of October 1, 2003, which did not result in the impairment of Goodwill.

  Non-compete agreements are recorded based on agreements entered into by us and are amortized, using the straight-line method, over their terms ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 16 years. Whenever the facts and circumstances indicate that the carrying amounts of these intangibles may not be recoverable, management reviews and assesses the future cash flows expected to be generated from the related intangible for possible impairment. Any impairment would be recognized as a charge to operating results and a reduction in the carrying value of the intangible asset. We completed the annual impairment test as of October 1, 2003, which did not result in the impairment of Goodwill.

- ***Deferred Tax Assets (Liabilities):*** We account for certain income and expense items differently for financial accounting purposes than for income tax purposes. Deferred income taxes are provided in recognition of these temporary differences. We recognize deferred tax assets if it is more likely than not the assets will be realized in future years.

Results of Operations

The following table sets forth for the periods indicated certain items of our statements of operations as a percentage of our net sales:

For the Year Ended December 31,	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	47.2	47.0	48.3
Gross profit	52.8	53.0	51.7
Selling, general and administrative	35.4	35.0	35.1
Depreciation and amortization	2.0	1.9	2.3
Amortization of excess cost over net assets acquired	—	—	2.6
Other charges	—	0.4	4.8
Income from operations	15.4	15.7	6.9
Interest expense, net	6.6	7.2	8.5
Extinguishment of debt	3.7	0.9	—
Income (loss) before taxes	5.1	7.6	(1.6)
Provision for income taxes	2.1	3.1	0.1
Net income (loss)	3.0	4.5	(1.7)

Year ended December 31, 2003 compared with the year ended December 31, 2002

Note: Certain 2002 costs have been reclassified between Cost of Goods Sold and Selling, General and Administrative costs to conform to the current year presentation.

Net Sales. Net sales for the year ended December 31, 2003 were $547.9 million, an increase of $22.4 million, or 4.3%, versus net sales of $525.5 million for the year ended December 31, 2002. The net sales growth was primarily the result of an $8.0 million, or 1.6%, increase in same-center sales in our patient-care centers, an $10.8 million, or 2.1%, increase as a result of sales from newly acquired practices and a $5.8 million, or 19.6%, increase in outside sales of the distribution segment. The increase in same center sales in our patient-care centers was principally due to an increase in the sale of prosthetic devices. Sales of orthotic devices in our existing practices were flat compared to the prior year. Sales in fiscal 2003 were negatively impacted by budget issues in several states that resulted in the reduction or in some cases termination of Medicaid benefits. The increase in outside sales by our distribution segment was principally the result of the addition of new product lines and an increase in the number of outside sales personnel.

Gross Profit. Gross profit for the year ended December 31, 2003 was $289.5 million, an increase of $11.0 million, or 3.9%, compared to gross profit of $278.5 million for the year ended December 31, 2002. Gross profit as a percentage of net sales remained relatively unchanged at 52.8% in 2003 versus 53.0% in 2002. The percentage decrease was the result of the decrease in gross profit as a percentage of net sales for the distribution segment to 18.5% versus 18.8% in 2002. Gross profit for the patient-care segment remained constant at 53.0% for both 2003 and 2002. During 2003, material and labor costs increased $8.5 million, or 6.0%, and $2.8 million, or 2.7%, respectively, from the prior year, principally due to the increase in net sales.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2003 increased by $10.4 million, or 5.7%, compared to the year ended December 31, 2002. Selling, general and administrative expenses as a percentage of net sales increased to 35.4% in 2003 from 35.0% in 2002. The increase in selling, general and administrative expenses was primarily due to (i) a $5.7 million increase in salaries, travel, and selling expense primarily associated with staffing our marketing initiative, corporate governance costs, and staffing related to recently acquired practices; (ii) a $1.7 million increase in bad debt expense related to the increase in net sales; and (iii) $2.7 million in increased rent and occupancy costs associated principally with acquired patient-care centers.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2003 amounted to $10.7 million, an 8.1% increase in such costs versus $9.9 million for the year ended December 31, 2002.

Other Charges. Other charges for the year ended December 31, 2003, amounted to income of $0.2 million compared to expenses of $1.9 million in 2002. See "Other Charges" below for additional information regarding other charges incurred in 2003 and 2002.

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2003 was $84.6 million, an increase of $1.9 million, or 2.3%, from the year ended December 31, 2002. Income from operations as a percentage of net sales decreased by 0.3 percentage points to 15.4% for the year ended December 31, 2003 from 15.7% for the year ended December 31, 2002.

Interest Expense, Net. Net interest expense for the year ended December 31, 2003 was $36.3 million, a decrease of $2.0 million from the $38.3 million incurred in 2002. The decrease in interest expense was primarily attributable to a reduction in market interest rates.

Extinguishment of Debt. Costs recorded in connection with the extinguishment of debt in 2003 amounted to $20.1 million, a $15.4 million increase over prior year. The 2003 charge includes costs related to the repurchase of the Senior Subordinated Notes and a $4.1 million write-off of debt issuance costs previously capitalized relating to the Senior Subordinated Notes. The 2002 charge of $4.7 million ($2.8 million net of tax) for the year ended December 31, 2002, represented the write-off of debt issuance costs as a result of extinguishing $228.4 million of bank debt in connection with the issuance of 10 3/8% Senior Notes with a principal amount of $200.0 million due 2009 and the establishment of a $75.0 million senior secured revolving line of credit.

Income Taxes. The provision for income taxes for the year ended December 31, 2003 was $12.0 million compared to $16.1 million for the year ended December 31, 2002. The decrease in the income tax provision was primarily due to the $20.1 million extinguishment of debt charge recognized in 2003. The effective tax rate for 2003 was increased to 42.4% compared to 40.5% for 2002 due to the impact of the $20.1 million in tender fees.

Net Income. As a result of the above, we recorded net income of $16.2 million for the year ended December 31, 2003, compared to $23.6 million in the prior year.

Year ended December 31, 2002 compared with the year ended December 31, 2001

Note: Certain 2002 and 2001 costs have been reclassified between Cost of Goods Sold and Selling, General and Administrative costs to conform to the current year presentation.

Net Sales. Net sales for the year ended December 31, 2002 were $525.5 million, an increase of $17.4 million, or 3.4%, versus net sales of $508.1 million for the year ended December 31, 2001. The net sales growth was primarily the result of a 4.6% increase in same-center sales in our patient-care practices and a $0.2 million, or 0.7%, increase in outside sales of the distribution segment offset by a $4.9 million, or 0.9%, reduction in net sales due to the sale of Seattle Orthopedic Group, Inc. ("SOGI"), our manufacturing segment, in October 2001.

Gross Profit. Gross profit for the year ended December 31, 2002 was $278.5 million, an increase of $15.7 million, or 6.0%, compared to gross profit of $262.8 million for the year ended December 31, 2001. Gross profit as a percentage of net sales increased to 53.0% in 2002 versus 51.7% in 2001. Specifically, for the patient-care segment, gross profit, as a percentage of net sales, remained relatively constant at 53.0% in 2002 versus 53.4% in 2001. Gross profit, as a percentage of net sales, for the distribution segment increased to 18.8% in 2002 versus 14.0% in 2001. The improvement in gross profit, in both dollars and as a percentage of net sales, in both segments was due to a reduction in labor, improved efficiency of operations, and lower material costs, due to a concentration of purchasing which resulted in larger discounts, as well as to the increase in net sales. During 2002, labor costs decreased $1.4 million over the prior year. Material costs increased $3.2 million in terms of absolute dollars, however, as a percentage of net sales, material costs decreased to 27.1% compared to 27.4% in the prior year.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2002 increased by $5.5 million, or 3.1%, compared to the year ended December 31, 2001. Selling, general and administrative expenses as a percentage of net sales decreased to 35.0% in 2002 compared to 35.1% in 2001. The dollar increase in selling, general and administrative expenses was primarily due to a $5.8 million increase in our practitioners' performance-based bonus program resulting from increased collections and decreased labor and material costs.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2002 amounted to $9.9 million, a 59.9% decrease in such costs versus the $24.7 million for the year ended December 31, 2001. The decrease was due primarily to the discontinuation of amortization related to excess cost over net assets acquired commencing January 1, 2002 pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* which had been $13.1 million during 2001, and secondarily, the sale of SOGI in 2001 which was $0.9 million.

Other Charges. Other charges for the year ended December 31, 2002, amounted to $1.9 million compared to $24.4 million in 2001. The other charges in 2002 consisted of the following costs: (i) payments of approximately $1.3 million made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years and (ii) a non-cash charge of approximately $0.6 million related to the write-off of abandoned leaseholds. See "Other Charges" below for additional information regarding other charges incurred in 2002 and 2001.

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2002 was $82.6 million, an increase of $47.6 million, or 135.5%, from the year ended December 31, 2001. Income from operations as a percentage of net sales increased by 8.8 percentage points to 15.7% for the year ended December 31, 2002 from 6.9% for the year ended December 31, 2001.

Interest Expense, Net. Net interest expense for the year ended December 31, 2002 was $38.3 million, a decrease of $4.8 million from the $43.1 million incurred in 2001. The decrease in interest expense was primarily attributable to a decrease in average borrowings and a reduction in market interest rates.

Extinguishment of Debt. The 2002 balance of $4.7 million ($2.8 million net of tax) represented the write-off of debt issuance costs as a result of extinguishing $228.4 million of bank debt in connection with the issuance of 10⅜% Senior Notes with a principal amount of $200.0 million due 2009 and the establishment of a $75.0 million senior secured revolving line of credit.

Income Taxes. The provision for income taxes for the year ended December 31, 2002 was $16.1 million compared to $0.9 million for the year ended December 31, 2001. The change in the income tax provision was due to our profitability.

Net Income. As a result of the above, we recorded net income of $23.6 million for the year ended December 31, 2002, compared to net loss of $8.9 million in the prior year, an improvement of $32.5 million.

Other Charges

Restructuring and Integration Costs

In connection with the acquisition of NovaCare O&P on July 1, 1999, we implemented a restructuring plan that contemplated lease termination and severance costs associated with the closure of certain patient-care centers and corporate functions made redundant after the NovaCare O&P acquisition. As of December 31, 2000, the planned reduction in work force had been completed and we closed all patient-care centers that were identified for closure in 1999. During the year ended December 31, 2001, management reversed $0.8 million of the lease termination restructuring reserve as a result of favorable lease buyouts and subleasing activity. The remaining lease payments on these closed patient-care centers were paid through 2003. See Note E to the Consolidated Financial Statements for restructuring and integration costs rollforward table.

In January 2001, we developed, with the assistance of AlixPartners, LLC (formerly Jay Alix & Associates, Inc.; "JA&A"), a comprehensive performance improvement program aimed at improving cash collections, reducing working capital requirements and improving operating performance. In connection with these initiatives, we recorded $4.5 million in restructuring and asset impairment costs. These initiatives called for the closure of certain patient-care centers and the termination of 135 employees. During 2001, the lease restructuring component of the plan was amended and additional properties, which were originally contemplated but not finalized, were added to the list of restructured facilities. As of December 31, 2002, all of the contemplated employee terminations and property closures had taken place. During 2003, we reduced our accrual for lease payments related to the restructured facilities by $0.2 million as a result of favorable renegotiations of the lease terms. All payments have been made under the severance initiative and all payments for lease costs are expected to be paid by December 31, 2012.

Performance Improvement Costs

In 2001, we recorded $12.7 million in cash and non-cash charges associated with performance improvement initiatives. These charges were comprised of $7.9 million in fees and costs, primarily related to payments of $5.7 million made to JA&A for consulting and success fees, and a $4.8 million non-cash charge related to stock compensation paid JA&A for their services.

During 2002, these initiatives became part of our normal operations and the savings associated with their implementation are reflected in our financial performance. These and other new initiatives related to accounts receivable, material and labor efficiencies, and information systems continue to be evaluated and implemented to improve our operations and financial position.

Impairment Loss on Assets Held for Sale

In connection with the analysis of our continuing business, we determined that the manufacture of orthotic and prosthetic components and devices was not one of our core businesses as it represented only 0.9% of our net sales for the year ended December 31, 2001. In July 2001, we agreed to the general terms of a sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc. to United States Manufacturing Company, LLC ("USMC") for $20.0 million. The sale resulted in our recording an asset impairment loss of $8.1 million, as the net book value of the assets was $26.2 million, while net proceeds from the sale of the assets were $18.1 million.

Financial Condition, Liquidity and Capital Resources

We generated strong cash flows in 2003, with over $57.0 million in cash from operations. Approximately $17.0 million was used to reinforce and improve our infrastructure. We also utilized our excess cash reserves to repurchase $30.0 million of our Redeemable Convertible Preferred Stock and to refinance our 11¼% Senior Subordinated Notes in the fourth quarter. We expect that these transactions will reduce interest expense and accreted dividends on our Redeemable Convertible Preferred Stock, and improve cash flows in 2004.

Our working capital at December 31, 2003 was approximately $143.3 million compared to $126.7 million at December 31, 2002. The $16.6 million increase in working capital was attributable principally to an increase in (i) cash and cash equivalents, (ii) accounts receivable due to the high sales volume in December compared to the prior year, and (iii) inventory due to acquisitions and increased inventory at SPS to support their new product lines.

Our cash and cash equivalents amounted to $15.4 million at December 31, 2003 and $6.6 million at December 31, 2002. The ratio of current assets to current liabilities was 3.1 to 1 at December 31, 2003 compared to 2.9 to 1 at December 31, 2002. Availability under our revolving line of credit increased to $64.0 million at December 31, 2003 compared to $60.0 million at December 31, 2002.

Net cash provided by operating activities for the year ended December 31, 2003 was $57.1 million, compared to $47.5 million in the prior year. The increase was due principally to the collection of an $8.4 million income tax receivable.

Net cash used in investing activities was $27.5 million for the year ended December 31, 2003, versus $18.0 million in the prior year. Cash used in investing activities consisted principally of $3.6 million related to the cost of our new billing system, $0.1 million related to the Insignia scanning system, $4.8 million in renovations in our leased patient-care centers and $10.5 million related to acquisitions and earn-outs.

Net cash used in financing activities was $20.8 million for the year ended December 31, 2003 compared to $33.0 million for the year ended December 31, 2002. Cash was used principally for the repurchase of $30.0 million of our outstanding Redeemable Convertible Preferred Stock, a $20.1 million tender fee paid in connection with the refinancing of our 11¼ % Senior Subordinated Notes and scheduled payments of the Subordinated Seller Notes. As mentioned previously, the Company also tendered for $134.4 million of its Senior Subordinated Notes principally with the proceeds of a new $150.0 million Term Loan.

Term Loan

In October 2003, we obtained a variable interest $150.0 million credit facility maturing September 30, 2009 ("Term Loan"). Payments on the Term Loan commenced December 31, 2003 and continue on a quarterly basis until maturity. The Term Loan incurs interest, at our option, of LIBOR plus a variable margin rate or a Base Rate (as defined in the debt agreement) plus a variable margin rate. At December 31, 2003, the interest rates have been adjusted to LIBOR plus 2.75%. The covenants of the Term Loan mirror those under the Revolving Credit Facility in addition to (i) requiring us to apply cash proceeds from certain activities toward the repayment of debt and (ii) increasing the maximum senior secured leverage ratio used in the calculation of one of the covenants. The Term Loan permitted us to repurchase up to $30.0 million of outstanding Redeemable Convertible Preferred Stock when certain criteria were met. The obligations under the Term Loan are guaranteed by our subsidiaries and by a first priority perfected security interest in our subsidiaries' shares, all of our assets and all of the assets of our subsidiaries.

Senior Notes

On February 15, 2002, we received $200.0 million in proceeds from the sale of the 10⅜% Senior Notes due 2009 ("Senior Notes") in a private placement exempt from registration under the Securities Act of 1933, as amended. The Senior Notes were issued under an indenture, dated as of February 15, 2002, with Wilmington Trust Company, as trustee. We also closed, concurrent with the sale of Senior Notes, a new $75.0 million senior secured revolving line of credit ("Revolving Credit Facility"). The proceeds from the sale of Senior Notes and the Revolving Credit Facility were offset by (i) principal payments of $153.6 million to retire our Tranche A & B Term Facilities, (ii) a net paydown of $38.3 million of our prior revolving line of credit, and (iii) payment of $8.1 million in financing costs related to the issuance of the Senior Notes and the establishment of the Revolving Credit Facility. In addition to the aforementioned proceeds, we received $3.9 million in proceeds from the exercise of stock options, offset by: (i) payment of approximately $2.4 million to JA&A to repurchase 601,218 shares underlying an outstanding option to purchase shares of our Common Stock, (ii) scheduled principal payments of $11.3 million on our long-term debt, (iii) an additional net pay down of $21.5 million of our Revolving Credit Facility and (iv) an additional payment of $1.7 million in financing costs related to the issuance of the Senior Notes and the establishment of the Revolving Credit Facility.

The Senior Notes mature on February 15, 2009 and do not require any prepayments of principal prior to maturity. Interest on the Senior Notes accrues from February 15, 2002, and is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2002. Payment of principal and interest on the Senior Notes is guaranteed on a senior unsecured basis by all of our current and future domestic subsidiaries. On and after February 15, 2006, we may redeem all or part of the Senior Notes at 105.188% of principal amount during the 12-month period commencing on February 15, 2006, at 102.594% of principal amount if redeemed during the 12-month period commencing on February 15, 2007, and at 100% of principal amount if redeemed on or after February 15, 2008. Before February 15, 2005, we may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price of 110.375% of the principal amount thereof, plus interest, with the cash proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of Senior Notes remains outstanding after the redemption. Upon the occurrence of certain specified change of control events, unless we have exercised our option to redeem all the Senior Notes and Senior Subordinated Notes as described above, each holder of a Senior Note will have the right to require us to repurchase all or a portion of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The terms of the Senior Notes, Senior Subordinated Notes, and the Revolving Credit Facility limit our ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

Revolving Credit Facility

The Revolving Credit Facility, which was provided by a syndicate of banks and other financial institutions led by GE Capital, is a senior secured revolving credit facility providing for loans of up to $100.0 million and will terminate on February 15, 2007. Borrowings under the Revolving Credit Facility will bear interest, at our option, at an annual rate equal to LIBOR plus a variable margin rate or the Base Rate (as defined in the debt agreement) plus a variable margin rate. In each case, the variable margin rate is subject to adjustments based on financial performance. At December 31, 2003, the interest rates have been adjusted to LIBOR plus 3.00%. Our obligations under the Revolving Credit Facility are guaranteed by our subsidiaries and are secured by a first priority perfected security interest in our subsidiaries' shares, all of our assets and all of the assets of our subsidiaries. We can prepay borrowings under the Revolving Credit Facility at any time without premium or penalty. The Revolving Credit Facility requires compliance with various financial covenants, including a minimum consolidated interest coverage ratio, a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio, as well as other covenants. We assess, on a quarterly basis, our compliance with these covenants and monitor any matters critical to continue our compliance. The Revolving Credit Facility contains customary events of default and is subject to various mandatory prepayments and commitment reductions. As of December 31, 2003, we were in compliance with these covenants.

Redeemable Convertible Preferred Stock

During November 2003, we repurchased 22,119 shares of the outstanding Redeemable Convertible Preferred Stock for a total price of $31.7 million, and paid a premium of $1.7 million and incurred a loss of $0.4 million.

We believe that, based on current levels of operations and anticipated growth, cash generated from operations, together with other available sources of liquidity, including borrowings available under the Revolving Credit Facility, will be sufficient for the foreseeable future to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on the Senior Notes, Senior Subordinated Notes, Term Loan and obligations under the Revolving Credit Facility. In addition, we continually evaluate potential acquisitions and expect to fund such acquisitions from our available sources of liquidity, as discussed above.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2003:

	Payments Due by Period						
(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	$ 4,944	$ 3,735	$ 3,497	$33,586	$2,718	$358,332	$406,812
Operating leases	23,602	18,311	13,876	10,001	6,252	7,218	79,260
Unconditional purchase commitments[1]	9,000	9,000	—	—	—	—	18,000
Other long-term obligations	1,466	1,364	381	62	62	78	3,413
Total contractual cash obligations	$39,012	$32,410	$17,754	$43,649	$9,032	$365,628	$507,485

[1] Reflects the commitments under the supply agreement with USMC, as amended in February 2004, and excludes cash payments related to accounts payable and accrued expenses.

Supply Commitments

In October 2001, we entered into a supply agreement with USMC, under which we agreed to purchase certain products and components for use solely by the patient-care centers during a five-year period following the date of the agreement. In connection with the supply agreement, $3.0 million was placed in escrow. We satisfied our obligation to purchase from USMC at least $8.5 million and $7.5 million of products and components in 2003 and 2002, respectively, which were the first two years following the date of the agreement. Accordingly, in October 2003 and November 2002, the escrow agent released $1.0 million in escrowed funds to the Company for the satisfaction of such purchase obligations, leaving $1.0 million in escrow at December 31, 2003.

In addition, we were obligated to purchase from USMC at least $9.5 million of products and components during the third year following the agreement, subject to certain adjustments. Furthermore, in the event purchases from USMC during each of the fourth and fifth years of the agreement were less than approximately $8.7 million, we would have been obligated to pay USMC an amount equal to $0.1 million multiplied by the number of $1.0 million units by which actual purchases during each of the fourth and fifth years under the agreement were less than approximately $8.7 million. The penalties in the fourth and fifth years of the agreement would have been capped at $0.9 million per year.

We have executed a Master Amendment with Seattle Systems (as the successor of USMC), dated as of October 9, 2003, pursuant to which the supply agreement and escrow arrangement relating thereto between us and USMC/Seattle Systems have been amended in the following material ways: (i) to reduce the remaining life under the supply agreement from three years to two years, with the new termination date now being October 8, 2005; (ii) to require that minimum annual purchases aggregate at least $9.0 million for each of the two new purchase years under the Master Amendment; (iii) to reflect that all purchases of products and components from Seattle Systems by us and all of our affiliates, including our distribution subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), for use by our patient-care centers and/or for resale by SPS to third-party users in the O&P industry, are counted towards our satisfaction of the minimum annual purchases required to be made by us under the Master Amendment; (iv) to reflect that $1.0 million still remains in escrow, and that we will receive $0.5 million of that escrow amount if we make minimum annual purchases of at least $9.0 million for the first new purchase year and that we will receive the remaining $0.5 million of that escrow amount if we make minimum annual purchases of at least $9.0 million for the second new purchase year under the Master Amendment; and (v) to amend provisions relating to shipping terms and discounts. If we do not make such minimum annual purchases for any such purchase year, then the $0.5 million escrow payment for that purchase year shall be released from escrow to Seattle Systems.

Selected Operating Data

The following table sets forth selected operating data as of the end of the years indicated:

	2003	2002	2001	2000	1999
Patient-care centers	585	583	597	620	617
Revenue-generating practitioners[1]	955	962	983	888	962
Number of states (including D.C.)	45	45	45	45	42
Same-center net sales growth[2]	1.6%	4.6%	6.8%	6.0%	4.1%

[1] Includes revenue-generating practitioners for 2003, 2002, and 2001.

[2] Represents the aggregate increase or decrease of our patient-care centers' sales in the current year compared to the preceding year. Patient-care centers that have been owned by the Company for at least one full year are included in the computation.

Market Risk

We are exposed to the market risk that is associated with changes in interest rates. In 2002, we entered into $100.0 million fixed-to-floating interest rate swaps, consisting of floating rate instruments benchmarked to LIBOR. The swaps were entered into in connection with the consummation of our $200.0 million Senior Notes obligation in order to balance our exposure to fixed rate debt instruments. During 2003, we terminated the interest rate swaps and as a result, received $2.8 million, which we will recognize as a reduction of interest expense, using the effective interest rate method, over the remaining term of the Senior Subordinated Notes.

New Accounting Standards

Refer to our discussion of new accounting standards in Note B of the audited consolidated financial statements.

Other

Inflation has not had a significant effect on our operations, as increased costs to us generally have been offset by increased prices of products sold.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have existing obligations relating to our Senior Notes, Senior Subordinated Notes, Term Loan, Subordinated Seller Notes, and Redeemable Convertible Preferred Stock. As of December 31, 2003 we have cash flow exposure to the changing interest rates on the Term Loan and Revolving Credit Facility; the other obligations have fixed interest or dividend rates.

We have a $100 million revolving line of credit, with an outstanding balance of $30.0 million at December 31, 2003, as discussed in Note H to our Consolidated Financial Statements. The rates at which interest accrues under the entire outstanding balance are variable.

In addition, in the normal course of business, we are exposed to fluctuations in interest rates. From time to time, we execute LIBOR contracts to fix interest rate exposure for specific periods of time. At December 31, 2003, we had three contracts outstanding which fixed LIBOR at 1.2%, 1.6%, and 1.2%, which were set to expire on March 22, 2004, February 4, 2004, and March 15, 2004, respectively.

Presented below is an analysis of our financial instruments as of December 31, 2003 that are sensitive to changes in interest rates. The table demonstrates the change in cash flow related to the outstanding balance under the Term Loan and the Revolving Credit Facility, calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

Cash Flow Risk	Annual Interest Expense Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Annual Interest Expense Given an Interest Rate Increase of X Basis Points		
(In thousands)	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	50 BPS	100 BPS	150 BPS
Term Loan	$3,620	$4,370	$5,120	$5,870	$6,620	$7,370	$8,120
Revolving Credit Facility	801	951	1,101	1,251	1,401	1,551	1,701
	$4,421	$5,321	$6,221	$7,121	$8,021	$8,921	$9,821

Quarterly Financial Data

(In thousands, except per share data)	Quarter Ended Mar 31	Jun 30	Sept 30	Dec 31
2003	unaudited			
Net sales	$126,128	$138,936	$140,045	$142,794
Gross profit	65,438	73,520	75,246	75,316
Net income (loss)	5,478	9,353	8,829	(7,421)
Diluted per Common Share Net Income (Loss)[1]	$ 0.19	$ 0.35	$ 0.33	$ (0.52)
2002	unaudited			
Net sales	$123,510	$133,056	$133,980	$134,988
Gross profit	63,973	69,867	72,096	72,531
Net income	1,522	7,671	7,830	6,547
Diluted per Common Share Net Income[1]	$ 0.01	$ 0.29	$ 0.30	$ 0.24

[1] For 2002 and the quarters ended March 31 and December 31, 2003, excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock as it is considered anti-dilutive. For the quarter ended December 31, 2003, excludes the effect of options to purchase shares of common stock as a result of the net loss.

CONSOLIDATED BALANCE SHEETS

Assets

December 31, (Dollars in thousands, except share and per share amounts)	2003	2002
Current Assets		
Cash and cash equivalents	$ 15,363	$ 6,566
Accounts receivable, less allowance for doubtful accounts of $3,875 and $8,649 in 2003 and 2002, respectively	116,479	107,604
Inventories	60,643	56,454
Prepaid expenses, other assets and income taxes receivable	10,160	15,432
Deferred income taxes	8,748	6,586
Total current assets	211,393	192,642
Property, Plant and Equipment		
Land	3,562	3,743
Buildings	6,073	6,715
Machinery and equipment	18,857	17,110
Computer and software	28,755	17,990
Furniture and fixtures	11,093	10,353
Leasehold improvements	23,484	18,671
	91,824	74,582
Less accumulated depreciation and amortization	48,554	39,036
	43,270	35,546
Intangible Assets		
Excess cost over net assets acquired	468,930	453,988
Patents and other intangible assets, $10,232 less accumulated amortization of $5,274 and $4,404 in 2003 and 2002, respectively	4,958	5,828
	473,888	459,816
Other Assets		
Debt issuance costs, net	10,816	13,741
Other assets	997	10,481
Total other assets	11,813	24,222
TOTAL ASSETS	$ 740,364	$ 712,226

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Liabilities, Redeemable Convertible Preferred Stock and Shareholders' Equity

December 31, (Dollars in thousands, except share and per share amounts)	2003	2002
Current Liabilities		
Current portion of long-term debt	$ 4,944	$ 5,181
Accounts payable	17,959	14,876
Accrued expenses	5,232	5,482
Accrued interest payable	9,103	7,507
Accrued compensation related costs	30,866	32,928
Total current liabilities	68,104	65,974
Long-term Liabilities		
Long-term debt, less current portion	404,492	378,101
Deferred income taxes	34,326	22,965
Other liabilities	1,888	1,578
Total liabilities	508,810	468,618
Preferred Stock		
7% Redeemable Convertible Preferred stock, liquidation preference $1,000 per share	51,463	75,941
Shareholders' Equity		
Common stock, $.01 par value; 60,000,000 shares authorized, 21,491,101 shares and 20,277,180 shares issued and outstanding in 2003 and 2002, respectively	215	203
Additional paid-in capital	156,521	150,287
Unearned compensation	(2,599)	—
Retained earnings	26,610	17,833
	180,747	168,323
Treasury stock at cost (141,154 shares)	(656)	(656)
Total shareholders' equity	180,091	167,667
Total Liabilities, Redeemable Convertible Preferred Stock and Shareholders' Equity	$ 740,364	$ 712,226

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, (Dollars in thousands, except share and per share amounts)	2003	2002	2001
Net sales	$ 547,903	$ 525,534	$ 508,053
Cost of goods sold (exclusive of depreciation and amortization)	258,383	247,068	245,269
Gross profit	289,520	278,466	262,784
Selling, general and administrative	194,473	184,072	178,571
Depreciation and amortization	10,690	9,892	11,613
Amortization of excess cost over net assets acquired	—	—	13,073
Other charges	(213)	1,860	24,438
Income from operations	84,570	82,642	35,089
Interest expense, net	36,278	38,314	43,065
Extinguishment of debt	20,082	4,686	—
Income (loss) before taxes	28,210	39,642	(7,976)
Provision for income taxes	11,971	16,072	907
Net income (loss)	16,239	23,570	(8,883)
Preferred stock dividend and accretion	5,342	5,202	4,858
Premium paid and loss on redemption of preferred stock	2,120	—	—
Net income (loss) applicable to common stock	$ 8,777	$ 18,368	$ (13,741)
Basic Per Common Share Data			
Net income (loss)	$ 0.42	$ 0.94	$ (0.73)
Shares used to compute basic per common share amounts	20,813,456	19,535,272	18,920,094
Diluted Per Common Share Data			
Net income (loss)	$ 0.39	$ 0.86	$ (0.73)
Shares used to compute diluted per common share amounts	22,234,361	21,456,994	18,920,094

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Years Ended December 31, 2003 (In thousands)	Common Shares	Common Stock	Additional Paid in Capital	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
Balance, December 31, 2000	18,910	$ 190	$ 146,498	$ —	$ 8,348	$ (656)	$154,380
Preferred dividends declared	—	—	(4,784)	—	—	—	(4,784)
Accretion of Redeemable Convertible Preferred Stock	—	—	(74)	—	—	—	(74)
Net loss	—	—	—	—	(8,883)	—	(8,883)
Issuance of Common Stock in connection with the exercise of stock options	77	—	250	—	—	—	250
Issuance of stock options in connection with performance improvement plan	—	—	4,785	—	—	—	4,785
Issuance of Common Stock in connection with the exercise of warrants	71	1	(1)	—	—	—	—
Balance, December 31, 2001	19,058	191	146,674	—	(535)	(656)	145,674
Preferred dividends declared	—	—	—	—	(5,128)	—	(5,128)
Accretion of Redeemable Convertible Preferred Stock	—	—	—	—	(74)	—	(74)
Net income	—	—	—	—	23,570	—	23,570
Issuance of Common Stock in connection with the exercise of stock options	1,219	12	3,905	—	—	—	3,917
Tax benefit associated with exercise of stock options	—	—	2,101	—	—	—	2,101
Repurchase of outstanding stock options	—	—	(2,393)	—	—	—	(2,393)
Balance, December 31, 2002	20,277	203	150,287	—	17,833	(656)	167,667
Preferred dividends declared	—	—	—	—	(5,271)	—	(5,271)
Accretion of Redeemable Convertible Preferred Stock	—	—	—	—	(71)	—	(71)
Premium paid and loss on redemption of Redeemable Convertible Preferred Stock	—	—	—	—	(2,120)	—	(2,120)
Net income	—	—	—	—	16,239	—	16,239
Issuance of Common Stock in connection with the exercise of stock options	805	8	2,936	—	—	—	2,944
Issuance of Common Stock in connection with the exercise of warrants	193	2	(2)	—	—	—	—
Tax benefit associated with exercise of stock options	—	—	356	—	—	—	356
Issuance of restricted stock	216	2	2,944	(2,599)	—	—	347
Balance, December 31, 2003	21,491	$ 215	$ 156,521	$(2,599)	$ 26,610	$ (656)	$180,091

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, (Dollars in thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 16,239	$ 23,570	$ (8,883)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extinguishment of debt	20,082	4,686	—
Tax benefit associated with exercise of stock options	356	2,101	—
(Gain) loss on disposal of assets	(233)	1,036	7,997
Provision for bad debts	21,392	19,738	21,961
Depreciation and amortization	10,690	9,892	11,613
Amortization of excess cost over net assets acquired	—	—	13,073
Amortization of debt issuance costs	2,511	2,307	2,747
Deferred income taxes	9,198	10,842	(328)
Compensation expense on restricted stock	347	—	—
Amortization of terminated interest rate swaps	(171)	—	—
Restructuring costs	(213)	—	3,688
Stock-based compensation in connection with performance improvement plan	—	—	4,785
Changes in assets and liabilities, net of effects of acquired companies:			
Accounts receivable	(28,332)	(22,632)	(15,851)
Inventories	(3,791)	(306)	2,043
Prepaid expenses, other assets, and income taxes receivable	5,298	(8,684)	6,543
Other assets	1,092	933	417
Accounts payable	3,035	(1,960)	1,483
Accrued expenses, accrued interest payable, income taxes receivable	1,497	3,542	(12,278)
Accrued compensation related costs	(2,209)	3,905	11,798
Other liabilities	309	(1,436)	358
Net cash provided by operating activities	57,097	47,534	51,166
Cash flows from investing activities:			
Purchase of property, plant and equipment	(17,932)	(9,112)	(6,697)
Acquisitions and earnouts	(10,450)	(10,407)	(8,277)
Proceeds from sale of certain assets	905	1,507	16,079
Net cash (used in) provided by investing activities	(27,477)	(18,012)	1,105
Cash flows from financing activities:			
Borrowings under revolving credit agreement	59,461	46,975	6,000
Repayments under revolving credit agreement	(44,461)	(106,775)	(15,900)
Borrowings under term loan	150,000	—	—
Repayment of senior subordinated notes	(134,438)	—	—
Proceeds from sale of senior notes	—	200,000	—
Repayment and termination of bank loans	—	(153,587)	(38,163)
Scheduled repayment of long-term debt	(5,516)	(11,306)	(13,912)
Increase in financing costs	(19,922)	(9,830)	(1,172)
Proceeds from issuance of Common Stock	2,944	3,917	250
Proceeds from termination of swaps	2,795	—	—
Repurchase of Redeemable Convertible Preferred Stock	(31,686)	—	—
Repurchase of outstanding stock options	—	(2,393)	—
Net cash used in financing activities	(20,823)	(32,999)	(62,897)
Increase (decrease) in cash and cash equivalents	8,797	(3,477)	(10,626)
Cash and cash equivalents, at beginning of year	6,566	10,043	20,669
Cash and cash equivalents, at end of year	$ 15,363	$ 6,566	$ 10,043

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A – The Company

Hanger Orthopedic Group, Inc. is the nation's largest owner and operator of orthotic & prosthetic ("O&P") patient-care centers. In addition to providing patient-care services through its operating subsidiaries, the Company also distributes components and finished patient-care products to the O&P industry primarily in the United States. Hanger's subsidiary, Hanger Prosthetics & Orthotics, Inc. formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States of America. Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs.

Note B – Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of Federal Deposit Insurance Corporation limits.

Credit Risk

The Company primarily provides customized O&P devices throughout the United States of America and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. Accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

Inventories

Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. At the patient-care centers segment, the Company calculates cost of goods sold in accordance with the gross profit method. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods. Estimated cost of goods sold during the period is adjusted when the annual physical inventory is taken. The Company treats these adjustments as changes in accounting estimates. In the fourth quarter of 2003, 2002 and 2001, the Company recorded book-to-physical adjustments as (expense) income of $(1.0) million, $0.2 million, and $4.2 million, respectively. At the distribution segment, a perpetual inventory is maintained. Management adjusts the reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling activities are reported as part of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows: machinery and equipment, furniture and fixtures, and computers and software — five years; leasehold improvements — shorter of the asset life or term of lease; and buildings — 10 to 40 years. Depreciation expense was approximately $9.8 million, $8.9 million and $10.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company capitalizes certain internal and external costs incurred in connection with the development of internal software. At December 31, 2003 and 2002, computers and software includes capitalized computer software currently under development of $0.5 million and $3.1 million, respectively.

Intangible Assets

Statement of Financial Accounting Standard ("SFAS") 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually (the Company has selected October 1st). The Company evaluated its intangible assets, other than goodwill, and determined that all such assets have determinable lives.

The Company's 2003 goodwill impairment test did not result in the impairment of recorded goodwill. In completing the analysis, the Company determined that it had two reporting units, which were the same as its reportable segments: (i) patient-care centers and (ii) distribution. As of December 31, 2003, the patient-care center segment had goodwill of $468.9 million, an increase of $14.9 million over January 1, 2003. The distribution segment has no goodwill.

The activity related to goodwill for the two years ended December 31, 2003 is as follows:

(In thousands)	
Balance at December 31, 2001	$440,874
Assembled workforce reclass, net of deferred taxes	2,911
Additions due to acquisitions	5,037
Additions due to earn-outs	5,166
Balance at December 31, 2002	453,988
Additions due to acquisitions	14,443
Additions due to earn-outs	499
Balance at December 31, 2003	$468,930

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2003, 2002, and 2001 was $0.9 million, $1.0 million, and $1.2 million, respectively. Non-compete agreements are recorded based on agreements entered into by the Company and are amortized, using the straight-line method, over their estimated useful lives ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 16 years. Estimated aggregate amortization expense for definite-lived intangible assets for each of the five years ending December 31, 2008 and thereafter is as follows:

(In thousands)	
2004	$ 813
2005	781
2006	763
2007	744
2008	741
Thereafter	1,116
	$4,958

The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS 141, *Business Combinations,* which resulted in other intangibles with an unamortized balance of $4.8 million (comprised entirely of assembled workforce intangibles) being combined into goodwill at January 1, 2002. In accordance with SFAS 142, the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure as if the change had been retroactively applied to the prior year period is as follows:

(In thousands, except per share amounts)	2003	2002	2001
Net income:			
Reported net income (loss)	$16,239	$23,570	$(8,883)
Goodwill amortization, net of tax benefit[1]	—	—	11,029
Adjusted net income	$16,239	$23,570	$ 2,146
Per share info:			
Basic:			
Reported income (loss)	$ 0.42	$ 0.94	$ (0.73)
Goodwill amortization, net of tax benefit[1]	—	—	0.59
Adjusted basic income (loss)	$ 0.42	$ 0.94	$ (0.14)
Diluted:			
Reported income (loss)	$ 0.39	$ 0.86	$ (0.73)
Goodwill amortization, net of tax benefit[1]	—	—	0.59
Adjusted diluted income (loss)	$ 0.39	$ 0.86	$ (0.14)

[1] For the year ended December 31, 2001, amortization consists of $13.1 million of amortization offset by the related tax benefit of $2.1 million. Amortization includes amortization related to assembled workforce, which was combined into goodwill at January 1, 2002.

Debt Issuance Costs

Debt issuance costs incurred in connection with the Company's long-term debt are amortized through the maturity of the related debt instrument. Amortization of these costs is included in Interest Expense in the Consolidated Statements of Operations.

Long-Lived Asset Impairment

The Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the fair market value is less than the asset's carrying value. The Company measures impairment as the amount by which the carrying value exceeds the fair market value. Fair market value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Derivatives

From time to time, the Company uses derivative financial instruments for the purpose of hedging interest rate exposures that exist as part of ongoing business operations. The Company's derivative financial instruments were designated as and qualified as fair value hedges. The Company's policy requires that the Company formally document all relationships between hedging instruments and hedged items, as well as the Company's risk management objective and strategy for undertaking various hedging transactions. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. There were no derivatives in place at December 31, 2003.

As discussed in Note H, in 2002, the Company entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100.0 million in connection with the sale of the Senior Notes in order to mitigate the Company's interest rate risk. The Company designated the interest rate swaps as fair value hedges which qualified for the short-cut method of accounting. The Company adjusted the carrying amount of the Senior Notes and the swaps by $8.4 million to reflect the fair value of the swaps as of December 31, 2002. The fair value of interest rate swaps was included in other assets. During 2003, the Company terminated its interest rate swap agreements and as a result, the Company received $2.8 million, which will be recognized, using the effective interest rate method, over the remaining term of the Senior Notes.

Fair Value of Financial Instruments

The carrying value of the Company's short-term financial instruments, such as receivables and payables, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of the Company's long-term debt, excluding the Senior Notes and the Senior Subordinated Notes, approximates fair value based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Senior Notes, as of December 31, 2003, was $225.5 million, as compared to the carrying value of $200.0 million at that date. The fair value of the Senior Subordinated Notes, as of December 31, 2003, was $16.7 million, as compared to the carrying value of $15.6 million at that date. The fair values of the Senior Notes and the Senior Subordinated Notes were based on quoted market prices at December 31, 2003.

Revenue Recognition

Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient, provided that (i) there are no uncertainties regarding customer acceptance; (ii) persuasive evidence of an agreement exists; (iii) the sales price is fixed and determinable; and (iv) collectibility is deemed probable. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual adjustments and discounts. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Deferred revenue represents deposits made prior to the final fitting and acceptance by the patient and prepaid tuition and fees received from students enrolled in the Company's practitioner education program.

Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes deferred tax assets if it is more likely than not that the assets will be realized in future years.

Stock-Based Compensation

Restricted Shares of Common Stock

The Company issues restricted shares of common stock to its directors and certain employees. The Company recognizes the fair value of those shares at the date of grant as unearned compensation and amortizes such amount to compensation expense ratably over the vesting period of each grant.

Options

The Company has multiple stock-based employee compensation plans and has outstanding non-qualified options held by employees, which are described more fully in Note P. Stock-based compensation is accounted for using the intrinsic-value-based method. No stock-based employee compensation expense for stock options is reflected in net income as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income (loss) and earnings per share if the Company had applied fair value recognition to stock-based employee compensation is as follows:

(In thousands, except per share amounts)	2003	2002	2001
Net income (loss) applicable to common stock, as reported	$ 8,777	$18,368	$(13,741)
Add: restricted shares of common stock compensation expense, net of related tax effects, included in net income as reported	200	—	—
Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(2,896)	(4,398)	(4,262)
Pro forma net income (loss) applicable to common stock	$ 6,081	$13,970	$(18,003)
Earnings (loss) per share:			
Basic – as reported	$ 0.42	$ 0.94	$ (0.73)
Basic – pro forma	0.29	0.72	(0.95)
Diluted – as reported	0.39	0.86	(0.73)
Diluted – pro forma	0.27	0.65	(0.95)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the weighted average assumptions as follows:

	2003	2002	2001
Expected term	4.5	5.0	5.0
Volatility factor	78%	71%	72%
Risk free interest rate	3.3%	5.8 %	5.9%
Dividend yield	0%	0%	0%
Fair value	$8.05	$6.80	$1.21

Segment Information

The Company applies a "management" approach to disclosure of segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of the Company's reportable segments. The description of the Company's reportable segments and the disclosure of segment information are presented in Note Q.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation. These reclasses were principally between Cost of Goods Sold and Selling, General and Administrative.

New Accounting Standards

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). Under SFAS 146, costs associated with exit or disposal activities are recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 had no material effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses when a company should include the assets, liabilities and activities of a variable interest entity in its financial statements. It defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights, or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The Company adopted FIN 46 as of March 2003 on all potential variable interest entities created after January 1, 2003. FIN 46 is effective for financial statements issued for the first interim period ending after December 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material effect on the Company's financial statements.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 identifies three classes of financial instruments that require reclassification from equity to liabilities and their measurement at fair value. SFAS 150 is applicable to financial instruments entered into or modified subsequent to May 31, 2003 and to all financial instruments at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS 150 as of July 1, 2003. The adoption of SFAS 150 did not have a material effect on the Company's financial statements.

Note C – Supplemental Cash Flow Financial Information

The supplemental disclosure requirements for the statements of cash flows is as follows:

(In thousands)	2003	2002	2001
Cash paid (received) during the period for:			
Interest	$36,227	$40,620	$47,382
Income taxes	(3,762)	10,514	1,822
Non-cash financing and investing activities:			
Preferred stock dividends declared and accretion	$ 5,342	$ 5,202	$ 4,858
Issuance of notes in connection with acquisitions	6,883	1,750	—
Issuance of restricted shares of common stock	2,946	—	—

Note D – Acquisitions

During 2003 and 2002, the Company acquired five and two orthotic and prosthetic companies, respectively. The aggregate purchase prices, excluding potential earn-out provisions, for 2003 was $14.9 million, compromised of $7.6 million in cash, $6.9 million in promissory notes, and $0.4 million in transaction costs. The aggregate purchase prices, excluding potential earn-out provisions, for 2002 was $6.1 million, compromised of $4.1 million in cash, $1.8 million in promissory notes, and $0.2 million in transaction costs. The notes are payable over five years with interest rates ranging from 6.0% to 12.3%. During 2001, the Company did not acquire any companies.

All of the above acquisitions have been accounted for under the purchase method of accounting. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition. Pro forma results would not be materially different.

In connection with acquisitions, the Company occasionally agrees to make payments if future earnings targets are reached. In connection with these agreements, the Company paid $0.9 million, $6.0 million, and, $8.3 million in 2003, 2002, and 2001, respectively. The Company has accounted for these amounts as additional purchase price, resulting in an increase in excess cost over net assets acquired. The Company estimates that it may pay an additional $2.4 million related to earn-out provisions in future periods.

During January 2004, the Company acquired one orthotic and prosthetic company operating a total of 19 patient-care centers in Missouri, Kansas, Wisconsin, Colorado and Texas.

Note E – Other Charges

Summary

Other charges are as follows:

(In thousands)	2003	2002	2001
Restructuring and asset impairment costs	$(213)	$ —	$ 3,688
Leasehold abandonments	—	528	—
Workman's compensation claims	—	1,332	—
Performance improvement costs	—	—	7,892
Stock-based compensation in connection with performance improvement plan	—	—	4,785
Impairment loss on assets held for sale	—	—	8,073
	$(213)	$1,860	$24,438

Restructuring and Asset Impairment Costs

Components of the restructuring reserves, spending during the periods, and remaining reserve balances are as follows:

(In thousands)	Employee Severance Costs	Lease Termination and other Exit Costs	Total Restructuring Reserve
1999 & 2000 Restructuring Reserve			
Balance at December 31, 2000	$ 693	$ 1,407	$ 2,100
Spending	(693)	(307)	(1,000)
Favorable buyout and sublease activity	—	(771)	(771)
Balance at December 31, 2001	—	329	329
Spending	—	(82)	(82)
Balance at December 31, 2002	—	247	247
Favorable buyout and sublease activity	—	(213)	(213)
Spending	—	(34)	(34)
Balance at December 31, 2003	—	—	—
2001 Restructuring Reserve			
Balance at December 31, 2000	—	—	—
Provision[1]	1,208	3,251	4,459
Spending	(1,158)	(1,365)	(2,523)
Favorable buyout and sublease activity	—	(739)	(739)
Amendment to plan for additional properties	—	739	739
Balance at December 31, 2001	50	1,886	1,936
Spending	(50)	(1,047)	(1,097)
Balance at December 31, 2002	—	839	839
Spending	—	(462)	(462)
Balance at December 31, 2003	—	377	377
1999, 2000, and 2001 Restructuring Reserves	$ —	$ 377	$ 377

[1] Includes $0.5 million of asset impairment for impaired leasehold improvements at branches to be vacated.

In connection with the acquisition of NovaCare O&P on July 1, 1999, the Company implemented a restructuring plan that contemplated lease termination and severance costs associated with the closure of certain patient-care centers and corporate functions made redundant after the NovaCare O&P acquisition. As of December 31, 2000, the planned reduction in work force had been completed and the Company closed all patient-care centers that were identified for closure in 1999. During 2001, management reversed approximately $0.8 million originally included in the 1999 and 2000 restructuring reserve as a result of favorable lease buyouts and sublease activity. During 2003, $0.2 million of the 1999 and 2000 restructuring reserve was reversed as a result of favorable renegotiations of the lease terms. No further reserve remains under the 1999 and 2000 restructuring plans.

During 2001, as a result of the initiatives associated with the Company's performance improvement plan developed in conjunction with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.; "JA&A"), the Company recorded approximately $4.5 million in restructuring and asset impairment costs. The plan called for the closure of certain facilities and the termination of approximately 135 employees.

During 2001, management reversed approximately $0.7 million originally included in the facilities associated with the 2001 restructuring reserve as a result of favorable buy-outs of leases and sublease activity. Management then added additional patient-care centers which were originally contemplated but not finalized to the lease restructuring component of the 2000 plan. An amended restructuring reserve of $0.7 million was recorded for these properties.

As of December 31, 2002, all properties had been vacated and all of the employees had been terminated. As of December 31, 2002, all payments under the severance initiative had been made. The remaining reserve is adequate to provide for the lease costs which are expected to be paid by December 31, 2012.

Workman's Compensation and Leasehold Abandonments

Other charges for the year ended December 31, 2002 of $1.9 million consisted of the following costs: (i) payments of approximately $1.3 million made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years which the Company treated as a change in accounting estimate, and (ii) a non-cash charge of approximately $0.6 million related to the write-off of abandoned leaseholds.

Performance Improvement Costs

In December of 2000, management and the Board of Directors determined that major performance improvement initiatives needed to be adopted. As such, the Company retained the services of JA&A to assist in identifying areas for cash generation and profit improvement. The terms of the engagement provided for payment of JA&A's normal hourly fees plus a success fee if certain defined benefits were achieved. Management elected, at the time the agreement was signed, to pay one-half of any earned success fee in cash, with the remaining one-half of the success fee to be paid through a grant of options to purchase the Company's common stock.

In 2001, the Company recorded $12.7 million in cash and non-cash charges associated with performance improvement initiatives. These charges were comprised of $7.9 million in fees and costs, primarily related to payments of $5.7 million made to JA&A for consulting and success fees, and a $4.8 million non-cash charge related to stock compensation for their services, as further discussed in Note P. No additional success fees were paid in 2002 or 2003 and no future success fees are required.

Impairment Loss on Assets Held for Sale

During 2001, the Company sold substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc., ("SOGI") to United States Manufacturing Company ("USMC"). The purchase price was $20.0 million, of which $3.0 million was placed in an escrow account for a period of up to three years. During the escrow period, the escrowed funds will be released to the Company in amounts and at times that will be determined on the basis of the amount of purchases made by the Company from USMC under the terms of a separate supply agreement entered into among the parties as further discussed in Note L. The Company incurred a loss of $8.1 million on the sale of SOGI's manufacturing assets, which has been reflected in the Company's Consolidated Statements of Operations.

For the year ended December 31, 2001, the loss from the operations of SOGI's manufacturing activities, including intercompany transactions were as follows:

(in thousands)	
Net sales	$ 8,633
Cost of goods sold	5,891
Gross profit	2,742
Selling, general and administrative	2,989
Depreciation and amortization	918
Amortization of excess cost over net assets acquired	412
Unusual charges	91
Loss from operations	$(1,668)

Reconciliation of Loss from SOGI Transaction

(in thousands)	
Accounts receivable	$ 1,060
Inventory	3,234
Net fixed assets	4,611
Net intangibles	18,584
Other	61
Liabilities assumed	(1,399)
Net book value	26,151
Net proceeds from assets held for sale	18,078
Loss on sale of assets	$ 8,073

Note F – Net Income (Loss) Per Common Share

Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options, stock warrants and Redeemable Convertible Preferred Stock and are calculated using the treasury stock method.

(In thousands, except share and per share data)	2003	2002	2001
Net income (loss)	$16,239	$23,570	$ (8,883)
Less preferred stock dividends declared and accretion	(5,342)	(5,202)	(4,858)
Premium paid and loss on redemption of Redeemable Convertible Preferred Stock	(2,120)	—	—
Net income (loss) applicable to common stock	$ 8,777	$18,368	$(13,741)
Shares of common stock outstanding used to compute basic per common share amounts	20,813,456	19,535,272	18,920,094
Effect of dilutive options	1,420,905	1,702,492	—
Effect of dilutive warrants	—	219,230	—
Shares used to compute dilutive per common share amounts[1]	22,234,361	21,456,994	18,920,094
Basic income (loss) per share applicable to common stock	$ 0.42	$ 0.94	$ (0.73)
Diluted income (loss) per share applicable to common stock	$ 0.39	$ 0.86	$ (0.73)

[1] For 2003 and 2002, excludes the effect of the conversion of the Redeemable Convertible Preferred Stock as it is considered anti-dilutive. For 2003 and 2002, options to purchase 1,507,195 and 1,275,998 shares of common stock, respectively, are not included in the computation of diluted income per share as these options are anti-dilutive because the exercise prices of the options were greater than the average market price of the Company's common stock during the year. For 2001, options to purchase 5,552,217 shares of common stock and warrants to purchase 360,001 shares of common stock are not included in the computation of diluted income per share due to the Company's net loss for the year ended December 31, 2001.

Note G – Inventory

Inventories were as follows:

(In thousands)	2003	2002
Raw materials	$27,930	$26,905
Work in-process	21,815	19,719
Finished goods	10,898	9,830
	$60,643	$56,454

Note H – Long-Term Debt

Long-term debt was as follows:

(In thousands)	2003	2002
Revolving credit facility	$ 30,000	$ 15,000
10⅜% Senior Notes due 2009[1]	202,624	208,398
11¼% Senior Subordinated Notes due 2009	15,562	150,000
Term Loan	150,000	—
Subordinated seller notes, non-collateralized, net of unamortized discount of $0 and $0.1 million at December 31, 2003 and 2002 with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 6.0% to 12.3%, maturing through December 2011.	11,250	9,884
	409,436	383,282
Less current portion	(4,944)	(5,181)
	$404,492	$378,101

[1] At December 31, 2003, includes $2.6 million of interest rate swap termination income to be recognized, as a reduction of interest expense, using the effective interest rate method, over remaining life of Senior Notes. At December 31, 2002, includes an $8.4 million fair value adjustment related to the interest rate swap.

Senior Notes

During 2002, the Company sold $200.0 million principal amount of its 10⅜% Senior Notes due 2009 (the "Senior Notes"). The Senior Notes were issued under an indenture, dated as of February 15, 2002, with Wilmington Trust Company as trustee. The Company used the $194.0 million net proceeds from the sale of the Senior Notes, along with approximately $36.9 million from the Revolving Credit Facility, to retire approximately $228.4 million of indebtedness, plus related fees and expenses, outstanding under the Company's previously existing revolving credit and term loan facilities.

The Senior Notes mature on February 15, 2009, are senior indebtedness and are guaranteed on a senior unsecured basis by all of the Company's current and future domestic subsidiaries. Interest is payable semi-annually on February 15 and August 15, commencing August 15, 2002. The Senior Notes do not require any prepayments of principal prior to maturity. The Revolving Credit Facility matures on February 15, 2007 and bears an interest rate, at our option, of LIBOR plus a variable margin rate or the Base Rate (as defined in the debt agreement) plus a variable margin rate. In each case, the variable margin rate is subject to adjustments based on financial performance.

Before February 15, 2005, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price of 110.375% of the principal amount thereof, plus interest, with the proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the Senior Notes remains outstanding after redemption. Beginning February 15, 2006 through the date of maturity, the Company may redeem all or part of the Senior Notes, at a redemption price as a percentage of the principal amount, plus accrued and unpaid interest, if any. For the twelve-month periods commencing on February 15, Senior Notes 2006 and 2007, the percentage would be 105.188% and 102.594%, respectively. Commencing on February 15, 2008 through the date of maturity, the percentage would be 100%. Upon the occurrence of certain specified change of control events, unless the Company has exercised its option to redeem all the Senior Notes and Senior Subordinated Notes, as described above, each holder of a Senior Note will have the right to require the Company to repurchase all or a portion of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

In March 2002, the Company entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100.0 million in connection with the sale of the Senior Notes and in order to mitigate its interest rate risk. Under the interest rate swap agreements, the Company received amounts based on a fixed interest rate of 10⅜% per annum. In return, the Company paid amounts based on a variable interest rate based on the six-month LIBOR plus a spread between 492 and 497 basis points. Payments were to be made semi-annually through the maturity date of February 15, 2009. The terms of these agreements were identical to the Senior Notes. During August 2003, the Company terminated its interest rate swap agreements, and as a result, the Company received $2.8 million, which will be recognized, using the effective interest rate method, over the remaining term of the Senior Notes.

Revolving Credit Facility

During 2002, in conjunction with the Senior Notes, the Company established a $75.0 million senior secured revolving line of credit (the "Revolving Credit Facility"). During April 2003, the Revolving Credit Facility's total availability was increased from $75.0 million to $100.0 million and the administrative agent was changed. The Company's availability under the Revolving Credit Facility's is calculated based on its last-twelve-months EBITDA, as defined in the debt agreement. At December 31, 2003, the Company had $64.0 million available under the Revolving Credit Facility.

At December 31, 2003 the interest rate on the Revolving Credit Facility has been adjusted to LIBOR plus 3.00%. The obligations under the Revolving Credit Facility are guaranteed by the Company's subsidiaries and are secured by a first priority perfected security interest in the Company's subsidiaries' shares, all of the Company's assets and all of the assets of the Company's subsidiaries. The Company can prepay borrowings under the Revolving Credit Facility at any time without premium or penalty.

The Revolving Credit Facility requires compliance with various financial covenants, including a minimum consolidated interest coverage ratio, a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio, as well as other covenants. The Company assesses, on a quarterly basis, its compliance with these covenants and monitors any matters critical to continue its compliance. The Revolving Credit Facility contains customary events of default and is subject to various mandatory prepayments and commitment reductions. As of December 31, 2003 and 2002, the Company was in compliance with these covenants.

Term Loan

In October 2003, the Company obtained a variable interest $150.0 million credit facility maturing September 30, 2009 ("Term Loan"). Payments on the Term Loan commenced December 31, 2003 and continue on a quarterly basis. The Term Loan bears interest, at the Company's option, of LIBOR plus a variable margin rate or a Base Rate (as defined in the debt agreement) plus a variable margin rate. At December 31, 2003, the interest rate on the Term Loan was LIBOR plus 2.75%. The covenants of the Term Loan mirror those under the Revolving Credit Facility in addition to (i) requiring the Company to apply cash proceeds from certain activities toward the repayment of debt, and (ii) increasing the maximum senior secured leverage ratio used in the calculation of one of the covenants. The Term Loan permitted the Company to redeem $30 million of its outstanding redeemable preferred stock if certain criteria are met. During 2003, the Company redeemed $30.0 million of its Redeemable Convertible Preferred Stock, as discussed in Note O. The obligations under the Term Loan are guaranteed by the Company's subsidiaries and by a first priority perfected security interest in the Company's subsidiaries' shares, all of the Company's assets and all of the assets of the Company's subsidiaries.

The Company used the proceeds of the Term Loan to purchase tendered Senior Subordinated Notes for an aggregate principal of $134.4 million. The balance, in addition to a draw on the Revolving Credit Facility, was used to pay a $15.5 million tender fee and approximately $4.6 million in debt issuance and transaction costs.

Senior Subordinated Notes

The $15.6 million in Senior Subordinated Notes bears interest at 11.25%, and matures on June 15, 2009. Interest is payable on June 15 and December 15. Beginning June 15, 2004 through the date of maturity, the Company may redeem all or part of the Senior Subordinated Notes, at a redemption price expressed as a percentage of the principal amount, plus accrued and unpaid interest, if any. For the twelve-month periods commencing on June 15, 2004, 2005, 2006 and 2007, the redemption percentage would be 105.625%, 104.219%, 102.813% and 101.406%, respectively. Commencing on June 15, 2008 through the date of maturity, the redemption percentage would be 100%.

During 2003, the Company recognized a loss of $20.1 million on extinguishment of debt relating to the purchase of the Senior Subordinated Notes. During 2002, the Company wrote off $4.7 million in unamortized debt issuance costs that had previously been included in other assets as a result of the purchase of the Senior Subordinated Notes.

General

The terms of the Senior Notes and the Revolving Credit Facility limit the Company's ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

Maturities of long-term debt at December 31, 2003 are as follows:

(In thousands)	
2004	$ 4,944
2005	3,735
2006	3,497
2007	33,586
2008	2,718
Thereafter	358,332
	$406,812

Note I – Income Taxes

The provision for income taxes was as follows:

(In thousands)	2003	2002	2001
Current:			
Federal	$ 3,500	$ 1,844	$ 383
State	1,679	1,255	852
	5,179	3,099	1,235
Deferred:			
Federal and State[1]	6,792	12,973	(328)
Provision for income taxes	$11,971	$16,072	$ 907

[1] For the year ended December 31, 2002, $2.1 million related to the exercise of non-qualified stock options were recorded as additional paid-in capital and $1.9 million of deferred tax liabilities associated with the unamortized portion of workforce intangibles was recorded against goodwill.

A reconciliation of the federal statutory tax rate to the effective tax rate for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Federal statutory tax rate (benefit)	35.0%	35.0%	(35.0)%
Increase in taxes resulting from:			
State income taxes (net of federal effect)	6.6	5.3	8.1
Amortization of the excess cost over net assets acquired	—	—	32.3
Other, net	0.8	0.2	6.0
Provision for income taxes	42.4%	40.5%	11.4%

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Deferred tax liabilities:		
Goodwill amortization	$ 29,602	$ 24,983
Property, plant and equipment	4,141	1,938
Debt issue costs	45	435
Acquisition costs	—	2,856
Other	28	448
	33,816	30,660
Deferred tax assets:		
Net operating loss	443	4,859
Accrued expenses	2,622	2,106
Reserve for bad debts	1,627	3,631
Other	2,055	1,708
Inventory capitalization and reserves	1,491	1,977
	8,238	14,281
Net deferred tax liabilities	$(25,578)	$(16,379)

Note J – Deferred Compensation

In conjunction with the acquisition of J.E. Hanger, Inc. of Georgia ("JEH") in 1996, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan provides for benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation was determined by JEH's Board of Directors. The Company purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The liability related to the deferred compensation arrangements amounted to approximately $0.7 million and $1.0 million at December 31, 2003 and 2002, respectively.

Note K – Related Party Transactions

The firm of Foley & Lardner LLP serves as the Company's outside general counsel. The Company's Chairman and Chief Executive Officer is related, by marriage, to the partner in charge of the relationship. Total fees paid by the Company to Foley & Lardner LLP were $2.1 million, $2.4 million, and $1.2 million for the years ended 2003, 2002 and 2001, respectively, which amounted to less than one-half of one percent of that firm's annual revenues for each such year.

Note L – Commitments and Contingent Liabilities

Commitments

In October 2001, the Company entered into a supply agreement with USMC, under which it agreed to purchase certain products and components for use solely by the patient-care centers during a five-year period following the date of the agreement. In connection with the supply agreement, $3.0 million was placed in escrow. The Company satisfied its obligation to purchase from USMC at least $8.5 million and $7.5 million of products and components in 2003 and 2002, respectively, which were the first two years following the date of the agreement. Accordingly, in October 2003 and November 2002, the escrow agent released $1.0 million in escrowed funds to the Company for the satisfaction of such purchase obligations, leaving $1.0 million in escrow at December 31, 2003.

In addition, the Company was obligated to purchase from USMC at least $9.5 million of products and components during the third year following the agreement, subject to certain adjustments. Furthermore, in the event purchases from USMC during each of the fourth and fifth years of the agreement were less than approximately $8.7 million, the Company would have been obligated to pay USMC an amount equal to $0.1 million multiplied by the number of $1.0 million units by which actual purchases during each of the fourth and fifth years under the agreement were less than approximately $8.7 million. The penalties in the fourth and fifth years of the agreement would have been capped at $0.9 million per year.

The Company has executed a Master Amendment with Seattle Systems (as the successor of USMC), dated as of October 9, 2003, pursuant to which the supply agreement and escrow arrangement relating thereto between the Company and USMC/Seattle Systems was amended in the following material ways: (i) to reduce the remaining life under the supply agreement from three years to two years, with the new termination date now being October 8, 2005, (ii) to require that minimum annual purchases aggregate at least $9.0 million for each of the two new purchase years under the Master Amendment, (iii) to reflect that all purchases of products and components from Seattle Systems by the Company and all of its affiliates, including the distribution subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), for use by the Company's patient-care centers and/or for resale by SPS to third-party users in the O&P industry, are counted towards the Company's satisfaction of the minimum annual purchases required to be made by it under the Master Amendment, (iv) to reflect that $1.0 million still remains in escrow, and that the Company will receive $0.5 million of that escrow amount if the Company makes minimum annual purchases of at least $9.0 million for the first new purchase year and that it will receive the remaining $0.5 million of that escrow amount if it makes minimum annual purchases of at least $9.0 million for the second new purchase year under the Master Amendment, and (v) to amend provisions relating to shipping terms and discounts. If the Company does not make such minimum annual purchases for any such purchase year, then the $0.5 million escrow payment for that purchase year shall be released from escrow to Seattle Systems.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business, including additional payments under business purchase agreements. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

On November 28, 2000, a class action complaint (Norman Ottmann v. Hanger Orthopedic Group, Inc., Ivan R. Sabel and Richard A. Stein; Civil Action No. 00CV3508) was filed against the Company in the United States District Court for the District of Maryland on behalf of all purchasers of our common stock from November 8, 1999 through and including January 6, 2000. The complaint alleged that the defendants violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and through these material misrepresentations, artificially inflated the price of the Company's common stock. The class action lawsuit was initially dismissed by the District Court for failure to comply with statutory requirements but an appeal was subsequently filed by the plaintiff. On January 5, 2004, the United States Court of Appeals for the Fourth Circuit affirmed its dismissal of the class action lawsuit.

Guarantees and Indemnifications

In the ordinary course of its business, the Company may enter into service agreements with service providers in which it agrees to indemnify or limit the service provider against certain losses and liabilities arising from the service provider's performance of the agreement. The Company has reviewed its existing contracts containing indemnification or clauses of guarantees and does not believe that its liability under such agreements will result in any material liability.

Note M – Operating Leases

The Company leases office space under noncancellable operating leases. Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more at December 31, 2003 are as follows:

(In thousands)	
2004	$23,602
2005	18,311
2006	13,876
2007	10,001
2008	6,252
Thereafter	7,218
	$79,260

Rent expense was approximately $25.4 million, $24.1 million, and $23.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note N – Profit Sharing Plans

The Company maintains a 401(k) Savings and Retirement plan to cover all of the employees of the Company. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. During 2003, 2002 and 2001, the Company recorded contributions of $2.0 million, $1.6 million, and $1.2 million under this plan, respectively.

Note O – Redeemable Convertible Preferred Stock

The Company has 10.0 million authorized shares of preferred stock, par value $0.01 per share, which may be issued in various classes with different characteristics.

On July 1, 1999, in connection with its acquisition of NovaCare O&P, the Company issued $60.0 million of 7% Redeemable Convertible Preferred Stock. The outstanding shares of Redeemable Convertible Preferred Stock are convertible into shares of the Company's non-voting common stock at a price of $16.50 per share, subject to adjustment. The Company is entitled to require that the Redeemable Convertible Preferred Stock be converted into non-voting common stock on and after July 2, 2002, if the average closing price of the common stock for 20 consecutive trading days is equal to or greater than 175% of the conversion price. The Redeemable Convertible Preferred Stock will be mandatorily redeemable on July 1, 2010 at a redemption price equal to the liquidation preference plus all accrued and unpaid dividends. In the event of a change in control of the Company, the Company must offer to redeem all of the outstanding Redeemable Convertible Preferred Stock at a redemption price equal to 101% of the sum of the per share liquidation preference thereof plus all accrued and unpaid dividends through the date of payment. The Redeemable Convertible Preferred Stock accrues annual dividends, compounded quarterly, equal to 7%, is subject to put rights and will not require redemption prior to maturity on July 1, 2010.

In November 2003, the Company repurchased 22,119 shares of its outstanding shares of the Redeemable Convertible Preferred Stock for $31.7 million, paid a premium of $1.7 million and incurred costs related to the repurchase of $0.4 million. The premium paid and costs incurred were recognized in retained earnings.

As of December 31, 2003, the 37,881 outstanding shares of Redeemable Convertible Preferred Stock have an aggregate redemption balance of $51.8 million and are recorded net of accretion.

Note P – Warrants and Stock-based Compensation

Warrants

The Company has issued warrants to purchase shares of its common stock to the holders of certain notes. At December 31, 2000, warrants to purchase 830,650 shares, at a weighted average exercise price of $5.55, were outstanding. During 2001, the Company issued 70,575 shares of its common stock in connection with a cashless exercise of warrants to purchase 225,914 shares. On December 31, 2001, 244,735 warrants expired. As of December 31, 2002, warrants to purchase 360,001 shares, at a weighted average exercise price of $5.00, were outstanding and exercisable. During 2003, the Company issued 193,327 shares of its common stock in connection with a cashless exercise of warrants to purchase 360,001 shares. At December 31, 2003, no such warrants are outstanding.

Restricted Shares of Common Stock

During the year ended December 31, 2003, the Company granted 215,593 restricted shares of the Company's common stock to certain employees and directors. No such shares were granted in 2002 or 2001. The shares have vesting dates through December 2007, the first of which occurs in June 2004. The aggregate market value of these shares was $2.9 million at the date of grant which is being amortized to expense ratably over the vesting period of each group of granted shares. The balance of unamortized compensation was $2.6 million at December 31, 2003. During 2003, 2,000 restricted shares of common stock were cancelled.

Options

Employee Plans

Under the Company's expired 1991 Stock Option Plan, 8.0 million shares of common stock were authorized for issuance and options were granted at an exercise price not less than the fair market value of the common stock on the date of grant. In addition, under the 1991 Stock Option Plan, vesting and expiration periods were established by the Compensation Committee of the Board of Directors, generally with vesting from three to four years following grant and generally with expirations of eight to ten years after grant. Under the Company's 2002 Stock Option Plan, 1.5 million shares of common stock were authorized for issuance. Options may only be granted at an exercise price that is not less than the fair market value of the common stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors, generally with vesting of four years following grant and generally with expirations of ten years after grant. During 2003, the 2002 Stock Option Plan was amended to permit the grant of restricted shares of common stock awards in addition to stock options and to change the name of the plan to the 2002 Stock Incentive Plan. At December 31, 2003, 591,002 shares of common stock were available for issuance. As of December 31, 2003 no shares are available for issuance under the Company's expired 1991 Stock Option Plan.

Director Plan

During April and May 2003, the Compensation Committee of the Board of Directors and the shareholders of the Company, respectively, approved the 2003 Non-Employee Directors' Stock Incentive Plan ("2003 Directors' Plan") which replaced the Company's 1993 Non-Employee Director Stock Option Plan ("Director Plan"). The 2003 Directors' Plan authorized 500,000 shares of common shares for grant and permits the issuance of stock options and restricted shares of common stock. The 2003 Directors' Plan also provides for the automatic annual grant of 1,000 shares of restricted shares of common stock to each director (in addition to the annual grant of an option to purchase 5,000 shares of common stock) and permits the grant of an additional stock option in the event the director elects to receive his or her annual director fee in shares of restricted shares of common stock rather than cash. Options may only be granted at an exercise price that is not less than the fair market value of the common stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors, generally with vesting of one year following grant and generally with expirations of ten years after grant. During 2003, 6,000 shares were cancelled and at December 31, 2003, 458,236 shares of common stock were available for issuance.

The Director Plan expired June 4, 2003 and was replaced by the 2003 Directors' Plan. No shares were available for grant at December 31, 2003 under the Company's expired Director Plan.

Other

Under the agreement with JA&A discussed in Note E, in December 2001, the Company issued to JA&A a non-qualified option to purchase 1.2 million shares of its common stock at an exercise price of $1.40 per share. All the options were to be granted with an exercise price of $1.40 per share, which was the average closing price of the Company's common stock for all trading days during the period from December 23, 2000 through January 23, 2001. The number of options issued was determined by multiplying the non-cash half of each success fee invoice of JA&A by 1.5 and dividing the product by $1.40. The option was valued using a Black-Scholes option-pricing model, and an expense of $4.8 million was recorded with an increase in additional paid-in capital. The option was exercisable beginning with the sixth month following each award and would expire five years from the termination of JA&A's engagement.

During 2002, the Company agreed to repurchase 601,218 of the shares underlying such previously granted option for a payment of $3.98 per share, or a total of $2,392,704, which was recorded as a reduction in additional paid-in capital. In accordance with our agreement with JA&A, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register the remaining 601,218 shares underlying the outstanding option in order to permit JA&A to sell the shares of the Company's stock that it may acquire upon exercise of the option. Under the agreement with the Company on July 23, 2002, in accordance with the sale of any shares that JA&A may acquire by exercise of the option, JA&A agreed to limit such sales to 40,000 shares in any calendar week. As of December 31, 2002, all options were exercised and the Company had issued 601,218 shares of its common stock pursuant to the exercises.

Non-qualified Options

Under an employment agreement, in October 2001, the Company issued to its Chief Financial Officer a non-qualified option to purchase 75,000 shares of its common stock at an exercise price of $5.50 per share. Similarly, under an employment agreement, in January 2002, the Company issued to its President and Chief Operating Officer a non-qualified option to purchase 350,000 shares of its common stock at an exercise price of $6.02 per share. In addition, the Company has issued to other employees non-qualified options to purchase an aggregate of 80,000 shares of its common stock at a weighted average exercise price of $8.73 per share. These options were granted at fair market value of the underlying common stock on the date of grant. During 2003, options to grant 44,000 shares were exercised. At December 31, 2003 and 2002, 119,750 and 40,417 non-qualified options were exercisable, respectively.

General

The summary of option activity and weighted average exercise prices are as follows:

	Employee Plans		Director Plans	
	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at December 31, 2000	3,158,193	$ 9.54	187,500	$ 9.40
Granted	2,515,733	1.67	30,000	1.65
Terminated	(1,545,346)	7.66	—	—
Exercised	(77,299)	3.23	—	—
Outstanding at December 31, 2001	4,051,281	$ 7.12	217,500	$ 8.38
Granted	405,998	14.94	30,000	14.00
Terminated	(523,378)	11.08	(12,500)	8.99
Exercised	(612,333)	5.28	(5,000)	3.42
Outstanding at December 31, 2002	3,321,568	$ 6.98	230,000	$ 8.50
Granted	308,832	14.00	36,171	11.74
Terminated	(44,256)	5.31	(41,250)	11.36
Exercised	(592,804)	4.16	(48,750)	6.45
Outstanding at December 31, 2003	2,993,340	$ 9.39	176,171	$ 9.06

The summary of the options exercisable is as follows:

December 31,	Employee Plans	Director Plans
2003	1,937,838	107,500
2002	1,673,112	140,000
2001	1,727,873	136,250

Information concerning outstanding and exercisable options as of December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number of Options or Awards	Remaining Life (Years)	Exercise Price	Number of Options or Awards	Weighted Average Exercise Price
$ 1.64 to $ 1.65	801,098	5.47	$ 1.64	379,674	$ 1.64
2.80 to 6.00	621,673	4.24	4.69	531,257	4.66
6.02 to 8.75	470,001	5.21	6.13	207,501	6.27
9.20 to 13.80	563,044	7.24	12.49	196,737	11.71
13.88 to 14.23	592,664	5.32	14.17	408,919	14.17
14.75 to 22.50	582,031	5.87	17.32	441,000	17.50
	3,630,511	5.54	$ 9.34	2,165,088	$ 9.34

Note Q – Segment and Related Information

The Company has identified two reportable segments in which it operates based on the products and services it provides. The Company evaluates segment performance and allocates resources based on the segments' EBITDA. EBITDA is defined as income from operations plus other charges and depreciation and amortization. Other EBITDA not directly attributable to reportable segments is primarily related to corporate general and administrative expenses.

The reportable segments are: (i) patient-care centers; (ii) distribution; and (iii) manufacturing (discontinued October 9, 2001 upon sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc.). On June 1, 2001, in anticipation of the sale of the manufacturing segment, the Company transferred the fabrication centers from the manufacturing to the patient-care centers segment. Accordingly, previously reported amounts for 2001 have been recast to be consistent with the reporting in 2002 and 2003. The reportable segments are described further below:

Patient-Care Centers – This segment consists of the Company's owned and operated patient-care centers, fabrication centers of O&P components and OPNET. The patient-care centers provide services to design and fit orthotic and prosthetic devices to patients. These centers also instruct patients in the use, care and maintenance of the devices. Fabrication centers are involved in the fabrication of O&P components for both the O&P industry and the Company's own patient-care practices. OPNET is a national managed care agent for O&P services and a patient referral clearing house.

Distribution – This segment distributes O&P products and components to both the O&P industry and the Company's own patient-care practices.

Manufacturing – This previously reportable segment consisted of the manufacture of components and finished patient-care products for both the O&P industry and the Company's own patient-care practices.

The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies" in Note B to the consolidated financial statements.

Summarized financial information concerning the Company's reportable segments is shown in the following table. Intersegment sales mainly include sales of O&P components from the manufacturing and distribution segments to the patient-care centers segment and were made at prices which approximate market values.

(In thousands)	Patient-Care Centers	Distribution	Manufacturing	Other	Total
2003					
Net sales					
Customers	$512,625	$35,278	$ —	$ —	$547,903
Intersegments	—	60,816	—	(60,816)	—
EBITDA	104,184	11,623	—	(20,760)	95,047
Total assets	614,911	31,128	—	94,325	740,364
Capital expenditures	14,327	2,397	—	1,208	17,932
2002					
Net sales					
Customers	$496,031	$29,503	$ —	$ —	$525,534
Intersegments	—	53,182	—	(53,182)	—
EBITDA	104,280	9,877	—	(19,763)	94,394
Total assets	576,078	25,775	—	110,373	712,226
Capital expenditures	7,766	86	—	1,260	9,112
2001					
Net sales					
Customers	$473,877	$29,292	$4,884	$ —	$508,053
Intersegments	—	53,202	3,749	(56,951)	—
EBITDA	98,029	5,899	(247)	(19,468)	84,213
Total assets	512,379	25,838	—	161,690	699,907
Capital expenditures	4,669	271	383	1,374	6,697

"Other" EBITDA presented in the preceding table consists of corporate general and administrative expenses.

The following table reconciles EBITDA to consolidated net income (loss):

(In thousands)	2003	2002	2001
EBITDA	$95,047	$94,394	$84,213
Depreciation and amortization	10,690	9,892	24,686
Other charges	(213)	1,860	24,438
Interest expense, net	36,278	38,314	43,065
Extinguishment of debt	20,082	4,686	—
Provision for income taxes	11,971	16,072	907
Net income (loss)	$16,239	$23,570	$(8,883)

The following table presents the details of "Other" total assets at December 31:

(In thousands)	2003	2002	2001
Corporate intercompany receivable (payable) from:			
Patient-care centers segment	$71,895	$ 76,711	$133,195
Distribution segment	(14,369)	(11,374)	(11,428)
Other	36,799	45,036	39,923
	$94,325	$110,373	$161,690

"Other" total assets presented in the preceding table primarily consist of corporate cash and deferred taxes not specifically identifiable to the reportable segments.

The Company's foreign and export sales and assets located outside of the United States of America are not significant. Additionally, no single customer accounted for more than 10% of revenues in 2003, 2002 or 2001.

Note R – Consolidating Financial Information

The Company's Revolving Credit Facility, Senior Notes, Senior Subordinated Notes, and Term Loan are guaranteed fully, jointly and severally, and unconditionally by all of the Company's current and future domestic subsidiaries. The following are summarized condensed Consolidating Balance Sheets, as of December 31, 2003 and 2002 and Statements of Operations and Cash Flows for the years ended December 31, 2003, 2002 and 2001, of the Company, segregating the parent company (Hanger Orthopedic Group) and its guarantor subsidiaries, as each of the Company's subsidiaries is wholly-owned.

Balance Sheet

December 31, 2003
(In thousands)

	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Assets				
Cash and cash equivalents	$ 10,665	$ 4,698	$ —	$ 15,363
Accounts receivable	—	116,479	—	116,479
Inventories	—	60,643	—	60,643
Prepaid expenses, other assets and income taxes receivable	960	9,200	—	10,160
Intercompany receivable	505,338	—	(505,338)	—
Deferred income taxes	8,748	—	—	8,748
Total current assets	525,711	191,020	(505,338)	211,393
Property, plant and equipment, net	4,365	38,905	—	43,270
Intangible assets, net	—	473,888	—	473,888
Investment in subsidiaries	139,008	—	(139,008)	—
Other assets	11,061	752	—	11,813
Total assets	$680,145	$704,565	$(644,346)	$740,364
Liabilities, Redeemable Preferred Stock and Shareholders' Equity				
Current portion of long-term debt	$ 1,875	$ 3,069	$ —	$ 4,944
Accounts payable	1,670	16,289	—	17,959
Accrued expenses	3,377	1,855	—	5,232
Accrued interest payable	8,990	113	—	9,103
Accrued compensation related cost	1,404	29,462	—	30,866
Total current liabilities	17,316	50,788	—	68,104
Long-term debt, less current portion	396,311	8,181	—	404,492
Deferred income taxes	34,326	—	—	34,326
Intercompany payable	—	505,338	(505,338)	—
Other liabilities	638	1,250	—	1,888
Total liabilities	448,591	565,557	(505,338)	508,810
Redeemable preferred stock	51,463	—	—	51,463
Common stock	215	35	(35)	215
Additional paid-in capital	156,521	7,460	(7,460)	156,521
Unearned compensation	(2,599)	—	—	(2,599)
Retained earnings	26,610	132,053	(132,053)	26,610
Treasury stock	(656)	(540)	540	(656)
Total shareholders' equity	180,091	139,008	(139,008)	180,091
Total liabilities, redeemable preferred stock and shareholders' equity	$680,145	$704,565	$(644,346)	$740,364

Balance Sheet

December 31, 2002 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Assets				
Cash and cash equivalents	$ 570	$ 5,996	$ —	$ 6,566
Accounts receivable	—	107,604	—	107,604
Inventories	—	56,454	—	56,454
Prepaid expenses, other assets and income taxes receivable	8,865	6,567	—	15,432
Intercompany receivable	513,802	—	(513,802)	—
Deferred income taxes	6,586	—	—	6,586
Total current assets	529,823	176,621	(513,802)	192,642
Property, plant and equipment, net	4,633	30,913	—	35,546
Intangible assets, net	—	459,816	—	459,816
Investment in subsidiaries	98,258	—	(98,258)	—
Other assets	22,465	1,757	—	24,222
Total assets	$655,179	$669,107	$(612,060)	$712,226
Liabilities, Redeemable Preferred Stock and Shareholders' Equity				
Current portion of long-term debt	$ —	$5,181	$ —	$5,181
Accounts payable	334	14,542	—	14,876
Accrued expenses	4,446	1,036	—	5,482
Accrued interest payable	7,340	167	—	7,507
Accrued compensation related cost	3,062	29,866	—	32,928
Total current liabilities	15,182	50,792	—	65,974
Long-term debt, less current portion	373,398	4,703	—	378,101
Deferred income taxes	22,965	—	—	22,965
Intercompany payable	—	513,802	(513,802)	—
Other liabilities	26	1,552	—	1,578
Total liabilities	411,571	570,849	(513,802)	468,618
Redeemable preferred stock	75,941	—	—	75,941
Common stock	203	35	(35)	203
Additional paid-in capital	150,287	7,460	(7,460)	150,287
Retained earnings	17,833	91,303	(91,303)	17,833
Treasury stock	(656)	(540)	540	(656)
Total shareholders' equity	167,667	98,258	(98,258)	167,667
Total liabilities, redeemable preferred stock and shareholders' equity	$655,179	$669,107	$(612,060)	$712,226

Statement of Operations Year Ended December 31, 2003 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Net sales	$ —	$547,903	$ —	$547,903
Cost of goods sold (exclusive of depreciation and amortization)	—	258,383	—	258,383
Gross profit	—	289,520	—	289,520
Selling, general and administrative	20,760	173,713	—	194,473
Depreciation and amortization	1,473	9,217	—	10,690
Other charges	—	(213)	—	(213)
(Loss) income from operations	(22,233)	106,803	—	84,570
Interest expense, net	35,677	601	—	36,278
Equity in earnings of subsidiaries	106,202	—	(106,202)	—
Extinguishment of debt	20,082	—	—	20,082
Income before taxes	28,210	106,202	(106,202)	28,210
Provision for income taxes	11,971	—	—	11,971
Net income	$ 16,239	$106,202	$(106,202)	$ 16,239

Statement of Operations Year Ended December 31, 2002 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Net sales	$ —	$525,534	$ —	$525,534
Cost of goods sold (exclusive of depreciation and amortization)	—	247,068	—	247,068
Gross profit	—	278,466	—	278,466
Selling, general and administrative	19,761	164,311	—	184,072
Depreciation and amortization	1,339	8,553	—	9,892
Other charges	—	1,860	—	1,860
(Loss) income from operations	(21,100)	103,742	—	82,642
Interest expense, net	6,207	32,107	—	38,314
Equity in earnings of subsidiaries	71,635	—	(71,635)	—
Extinguishment of debt	4,686	—	—	4,686
Income before taxes	39,642	71,635	(71,635)	39,642
Provision for income taxes	16,072	—	—	16,072
Net income	$ 23,570	$ 71,635	$ (71,635)	$ 23,570

Statement of Operations

Year Ended December 31, 2001
(In thousands)

	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Net sales	$ —	$508,053	$ —	$508,053
Cost of goods sold (exclusive of depreciation and amortization)	—	245,269	—	245,269
Gross profit	—	262,784	—	262,784
Selling, general and administrative	19,468	159,103	—	178,571
Depreciation and amortization	1,666	9,947	—	11,613
Amortization of excess cost over net assets acquired	(5)	13,078	—	13,073
Other charges	11,470	12,968	—	24,438
(Loss) income from operations	(32,599)	67,688	—	35,089
Interest expense (income), net	7,452	(50,517)	—	(43,065)
Equity in earnings of subsidiaries	17,171	—	(17,171)	—
(Loss) income before income taxes	(7,976)	17,171	(17,171)	(7,976)
Provision for income taxes	907	—	—	907
Net (loss) income	$ (8,883)	$ 17,171	$(17,171)	$ (8,883)

Statement of Cash Flows

Year Ended December 31, 2003
(In thousands)

	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Cash flows from operating activities:				
Net cash (used in) provided by operating activities	$ (38,845)	$ 95,942	$ —	$ 57,097
Cash flows from investing activities:				
Purchase of property, plant and equipment	(1,208)	(16,724)	—	(17,932)
Acquisitions and earnouts	—	(10,450)	—	(10,450)
Intercompany dividends	65,451	(65,451)	—	—
Proceeds from sale of certain assets	4	901	—	905
Net cash provided by (used in) investing activities	64,247	(91,724)	—	(27,477)
Cash flows from financing activities:				
Borrowings under revolving credit agreement	59,461	—	—	59,461
Repayments under revolving credit agreement	(44,461)	—	—	(44,461)
Borrowings under term loan	150,000	—	—	150,000
Repayments of senior subordinated notes	(134,438)	—	—	(134,438)
Scheduled repayment of long-term debt	—	(5,516)	—	(5,516)
Increase in financing costs	(19,922)	—	—	(19,922)
Proceeds from issuance of Common Stock	2,944	—	—	2,944
Proceeds from termination of swaps	2,795	—	—	2,795
Repurchase of Redeemable Convertible Preferred Stock	(31,686)	—	—	(31,686)
Net cash used in financing activities	(15,307)	(5,516)	—	(20,823)
Net increase (decrease) in cash and cash equivalents	10,095	(1,298)	—	8,797
Cash and cash equivalents, at beginning of year	570	5,996	—	6,566
Cash and cash equivalents, at end of year	$ 10,665	$ 4,698	$ —	$ 15,363

Statement of Cash Flows Year Ended December 31, 2002 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Cash flows from operating activities:				
Net cash (used in) provided by operating activities	$ (10,317)	$ 57,851	$ —	$ 47,534
Cash flows from investing activities:				
Purchase of property, plant and equipment	(1,260)	(7,852)	—	(9,112)
Acquisitions and earnouts	—	(10,407)	—	(10,407)
Intercompany dividends	34,052	(34,052)	—	—
Proceeds from sale of certain assets	—	1,507	—	1,507
Net cash provided by (used in) investing activities	32,792	(50,804)	—	(18,012)
Cash flows from financing activities:				
Borrowings under revolving credit agreement	46,975	—	—	46,975
Repayments under revolving credit agreement	(106,775)	—	—	(106,775)
Proceeds from sale of Senior Notes	200,000	—	—	200,000
Repayment and termination of bank loans	(153,587)	—	—	(153,587)
Scheduled repayment of long-term debt	—	(11,306)	—	(11,306)
Increase in financing costs	(9,830)	—	—	(9,830)
Proceeds from issuance of Common Stock	3,917	—	—	3,917
Repurchase of outstanding stock options	(2,393)	—	—	(2,393)
Net cash used in financing activities	(21,693)	(11,306)	—	(32,999)
Net increase (decrease) in cash and cash equivalents	782	(4,259)	—	(3,477)
Cash and cash equivalents, at beginning of year	(212)	10,255	—	10,043
Cash and cash equivalents, at end of year	$ 570	$ 5,996	$ —	$ 6,566

Statement of Cash Flows Year Ended December 31, 2001 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Cash flows from operating activities:				
Net cash provided by operating activities	$ 39,318	$ 11,848	$ —	$ 51,166
Cash flows from investing activities:				
Purchase of property, plant and equipment	(1,374)	(5,323)	—	(6,697)
Acquisitions and earnouts	—	(8,277)	—	(8,277)
Proceeds from sale of certain assets	—	16,079	—	16,079
Net cash (used in) provided by investing activities	(1,374)	2,479	—	1,105
Cash flows from financing activities:				
Borrowings under revolving credit agreement	6,000	—	—	6,000
Repayments under revolving credit agreement	(15,900)	—	—	(15,900)
Repayment and termination of bank loans	(38,163)	—	—	(38,163)
Scheduled repayment of long-term debt	—	(13,912)	—	(13,912)
Increase in financing costs	(1,172)	—	—	(1,172)
Proceeds from issuance of Common Stock	250	—	—	250
Net cash used in financing activities	(48,985)	(13,912)	—	(62,897)
Net (decrease) increase in cash and cash equivalents	(11,041)	415	—	(10,626)
Cash and cash equivalents, at beginning of year	10,829	9,840	—	20,669
Cash and cash equivalents, at end of year	$ (212)	$ 10,255	$ —	$ 10,043

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.:

In our opinion, the consolidated balance sheets and the related consolidated statement of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Hanger Orthopedic Group, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B to the consolidated financial statements, the Company adopted the Financial Accounting Standards Board Statement No. 142, (Goodwill and Other Intangible Assets), effective January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, Virginia
March 5, 2004

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock has been listed and traded on the New York Stock Exchange since December 15, 1998, under the symbol "HGR." The following table sets forth the high and low closing sale prices for the Common Stock for the periods indicated as reported on the New York Stock Exchange:

Year Ended December 31, 2003	High	Low
First Quarter	$14.19	$10.08
Second Quarter	12.10	9.05
Third Quarter	16.05	11.13
Fourth Quarter	17.05	14.95

Year Ended December 31, 2002	High	Low
First Quarter	$10.35	$ 6.02
Second Quarter	15.19	11.05
Third Quarter	17.70	10.50
Fourth Quarter	16.74	12.49

At March 11, 2004, there were approximately 401 holders of record of our Common Stock.

Dividend Policy

We have never paid cash dividends on our Common Stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements prohibit the payment of dividends on our Common Stock and Preferred Stock and such agreements will continue to prohibit the payment of dividends in the future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

EQUITY COMPENSATION PLAN

The following table sets forth information as of December 31, 2003 regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity Compensation Plans:			
approved by security holders	3,169,511	$9.37	1,049,238
not approved by security holders	461,000	6.34	N/A
Total	3,630,511		1,049,238

CORPORATE INFORMATION

Independent Accountants
PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean, VA 22102

Legal Counsel
Foley & Lardner, LLC
3000 K Street, NW, Suite 500
Washington, DC 20007

Annual Report Form 10-K
for year ended December 31, 2003
The company reports annually to the Securities and Exchange Commission on Form 10-K. Stockholders may obtain a copy at no charge upon written request to:

George E. McHenry, Chief Financial Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814

Annual Meeting of Shareholders
May 4, 2004 at 9:00 a.m.
Hyatt Regency Bethesda Hotel
One Bethesda Metro Center
Bethesda, MD 20814

All shareholders are welcome to attend.

Common Stock
The company's common stock is traded on the New York Stock Exchange. The ticket symbol is HGR.

Transfer Agent
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1.800.851.9677
www.melloninvestor.com

Shareholder Inquiries
Communications concerning transfer requirements, lost certificates, and change of address should be directed to the Transfer Agent.

Corporate Headquarters
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814
Tel: 301.986.0701
Fax: 301.986.0702
www.hanger.com

Hanger ORTHOPEDIC GROUP INC.

Corporate Headquarters
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814
Tel: 301.986.0701
Fax: 301.986.0702
www.hanger.com